Exhibit 2.1

EXECUTION COPY

________________________________________

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ACORDA THERAPEUTICS, INC.

FIVE A ACQUISITION CORPORATION,

CIVITAS THERAPEUTICS, INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC,
AS REPRESENTATIVE

Dated as of September 24, 2014

________________________________________

3.26.	Other Representations or Warranties.	36
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB		36
4.1.	Organization, Good Standing and Qualification.	36
4.2.	Ownership of Acquisition Sub; No Prior Activities.	36
4.3.	Authorization; Binding Agreement.	36
4.4.	Consents and Approvals.	36
4.5.	No Violation.	37
4.6.	Financial Capability.	37
4.7.	Legal Proceedings.	37
4.8.	Brokers.	37
4.9.	Acknowledgements by Parent and Acquisition Sub.	37
ARTICLE V COVENANTS		38
5.1.	Conduct of Business by the Company Pending Closing.	38
5.2.	Antitrust Notification.	40
5.3.	Approvals, Filings and Consents; Further Assurances.	41
5.4.	Access to Information.	42
5.5.	Notice of Certain Events.	43
5.6.	Public Announcements.	43
5.7.	Directors' and Officers' Liability Insurance; Assumption of Indemnification Agreements.	43
5.8.	Insurance.	44
5.9.	Acquisition Proposals.	44
5.10.	Payoff Letters.	46
5.11.	No Section 338 Election or Similar Actions.	46
5.12.	Alkermes Payment.	46
5.13.	Employee Benefits.	46
5.14.	Affiliate Agreements.	47
5.15.	Section 280G Vote.	48
ARTICLE VI CONDITIONS PRECEDENT TO THE MERGER		48
6.1.	Conditions to Obligation of Each Party to Effect the Merger.	48
6.2.	Additional Conditions to Obligations of Parent and Acquisition Sub.	49
6.3.	Additional Conditions to Obligations of the Company.	50
ARTICLE VII TERMINATION AND EXPENSES		51
7.1.	Termination.	51
7.2.	Effect of Termination.	52
7.3.	Transfer Taxes.	53
7.4.	Expenses.	53
ARTICLE VIII REPRESENTATIVE		54
8.1.	Authorization of the Representative; Inability to Perform.	54
8.2.	Representative Reimbursement Amount.	56
8.3.	Exculpation.	56
ARTICLE IX INDEMNIFICATION		58
9.1.	General Indemnification.	58
9.2.	Limitation and Survival of Indemnification Obligations.	58
9.3.	Survival and Expiration of Representations and Warranties.	61

9.4.	Release of Escrow Fund.	61
9.5.	Indemnification Procedures.	61
9.6.	Tax Treatment.	64
9.7.	Limitations.	64
ARTICLE X MISCELLANEOUS		65
10.1.	Entire Agreement.	65
10.2.	Amendment and Waiver.	65
10.3.	No Third-Party Beneficiaries.	66
10.4.	Assignment.	66
10.5.	Waivers.	66
10.6.	Governing Law; Venue.	66
10.7.	Specific Performance.	67
10.8.	Waiver of Jury Trial.	67
10.9.	Interpretation.	68
10.10.	Severability.	68
10.11.	Notices.	68
10.12.	Representation by Counsel.	69
10.13.	Legal Representation and Post-Closing Privilege.	70
10.14.	Construction.	72
10.15.	Headings.	72
10.16.	Counterparts.	72

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of September 24, 2014, is made by and among Acorda Therapeutics, Inc., a Delaware corporation ("Parent"), Five A Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Acquisition Sub"); Civitas Therapeutics, Inc., a Delaware corporation (the "Company") and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Representative (as defined below).

WHEREAS, the Boards of Directors of Parent, Acquisition Sub and the Company have each approved, and declared it to be advisable and in the best interests of their respective stockholders, for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, Acquisition Sub will merge with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement and the General Corporation Law of the State of Delaware (the "DGCL");

WHEREAS, in furtherance of such acquisition, the Boards of Directors of Acquisition Sub and the Company have each approved and declared advisable this Agreement and the Merger, in accordance with the DGCL, upon the terms, and subject to the conditions, set forth herein, which Merger will result in, among other things, the Company becoming a wholly-owned subsidiary of Parent;

WHEREAS, no later than 11:59 pm Eastern Time on the Business Day following the execution of this Agreement and the submission of this Agreement to the stockholders of the Company entitled to vote on the Merger, and as an inducement to the willingness of Parent and Acquisition Sub to enter into this Agreement, the Company shall seek to obtain, in accordance with Section 228 of the DGCL, and deliver to Parent the requisite written consents of the stockholders of the Company approving this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 251 of the DGCL; and

WHEREAS, the consideration payable to the stockholders of the Company as a result of the Merger shall be allocated among the holders of capital stock of the Company in accordance with Subsections 2.1 through 2.2 of the Company's Certificate of Incorporation.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1.           Certain Defined Terms.

As used in this Agreement, the following terms shall have the following meanings:

"Action" means any suit, arbitration, action, cause of action, claim, proceeding, complaint, criminal prosecution, governmental or other administrative proceeding, whether at law or at equity, before or by any Court or other Governmental Authority, or before any arbitrator or other tribunal.

"Affiliate" means, with respect to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person; and "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other securities, as trustee or executor, by contract or otherwise.

"Alkermes Agreement" means the Asset Purchase and License Agreement dated December 27, 2010, by and between Alkermes, Inc. and the Company.

"Alkermes Option Payment" means all amounts due to Alkermes, Inc. in connection with the exercise of the option to purchase manufacturing facility equipment in accordance with Section 3.13 of the Alkermes Agreement.

"Ancillary Agreements" mean the Escrow Agreement and the Payments Administrator Agreement.

"Approval" means any license, permit, consent, approval, authorization, registration, filing, waiver, qualification or certification.

"Business Day" means any day other than a Saturday, Sunday or day on which banks are permitted to close in the State of New York.

"Certificate of Incorporation" means, with respect to any corporation, those instruments that at the time constitute its corporate charter as filed or recorded under the general corporation law of the jurisdiction of its incorporation, including the articles or certificate of incorporation or organization, and all amendments thereto, as the same may have been restated, and all amendments thereto (including any articles or certificates of merger or consolidation, certificate of correction or certificates of designation or similar instruments which effect any such amendment) which became effective after the most recent such restatement.

"Change in Control Severance Plan" means the Company's Amended and Restated Change in Control Severance Plan.

"Closing Merger Consideration" means (a) Five Hundred Twenty-Five Million Dollars ($525,000,000.00) (the "Base Amount") minus (b) the Closing Payment Adjustment, minus (c) the Escrow Amount, minus (d) the Representative Reimbursement Amount, and minus (e) the Stockholder Expense Amount.

"Closing Payment Adjustment" means the amount equal to the sum of (x) the Venture Debt outstanding as of immediately prior to the Effective Time and (y) the Alkermes Option Payment.

"Closing Per Share Merger Consideration" means (a) the Closing Merger Consideration plus the Exercise Amount divided by (b) the Outstanding Shares.

"Code" means the Internal Revenue Code of 1986, as amended, and all Treasury Regulations promulgated thereunder.

"Common Stock" means the Company's shares of common stock, par value $0.001 per share.

"Company Board" means the Board of Directors of the Company.

"Company Equity Incentive Plan" means the Company's 2010 Stock Incentive Plan, as amended and currently in effect.

"Company Holders" means the (i) holders of shares of Preferred Stock; (ii) holders of shares of Common Stock (including holders of shares of Restricted Stock); (iii) holders of In-the-Money Warrants; and (iv) holders of In-the-Money Options.

"Company Intellectual Property" means all Intellectual Property owned by or licensed to the Company.

"Company Personnel" means any former or current director, officer, employee, or individual acting as an independent contractor or consultant of the Company.

"Company Products" means (i) CVT-301 and (ii) the ARCUS® inhaler.

"Company Shares" means, collectively, the shares of Preferred Stock and Common Stock (including Restricted Stock).

"Contract" means any written (or, to the Knowledge of the Company, oral) contract, agreement, license, lease or other binding instrument, and all amendments, modifications and supplements thereto.

"Copyright" means any registered copyright (i) licensed from any third party (other than "shrink-wrap" software) or (ii) assigned to, registered by or applied for by the applicable Person.

"Court" means any federal or state court or similar tribunal of the United States, or court or similar tribunal of any foreign country or any political subdivision thereof or supra-national court (such as the European Court of Justice), or any arbitrator or arbitration tribunal.

"EMA" means the European Medicines Agency or any successor agency or authority thereto.

"Environmental Law" means any Laws relating to public health (but excluding occupational safety and health, to the extent regulated by the Occupational Safety Health Act) or the protection or pollution of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), and the Clean Water Act (33 U.S.C. § 1251 et seq.).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Escrow Amount" means an amount in cash equal to $39,375,000.

"Escrow Fund" means the Escrow Amount held by the Escrow Agent in accordance with this Agreement and the Escrow Agreement.

"Exercise Amount" means the aggregate amount of consideration that would be received by the Company in respect of the cash exercise of all In-the-Money Warrants and In-the-Money Options, if such securities were exercised immediately prior to Closing, treating all such securities as fully vested for purposes of this definition.

"FDA" means the U.S. Food and Drug Administration or any successor agency or authority thereto.

"FDCA" means the Federal Food, Drug, and Cosmetic Act, as amended.

“Form S-1” means the Company’s registration statement on Form S-1 filed with the SEC on September 15, 2014.

"GAAP" means U.S. generally accepted accounting principles consistently applied and maintained throughout the periods indicated.

"Governmental Authority" means any government, legislative body, governmental agency, authority, department, commission, office, board, bureau, Court or instrumentality of the

United States, any state of the United States, or any foreign country, and any political subdivision or agency of any of them, and includes any authority having governmental or quasi-governmental powers (including supra-national authorities such as the EMA), including any administrative agency or commission and any self-regulatory organization.

"Hazardous Material" means any substance, material or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as "hazardous," "toxic," "pollutant," "contaminant," or "radioactive," including petroleum (including crude oil or any fraction thereof) and petroleum products, asbestos, and polychlorinated biphenyls.

"In-the-Money" means with respect to Options or Warrants, those Options or Warrants that have an exercise price per share of Common Stock, or in the case of Warrants to acquire shares of Preferred Stock, Preferred Stock, subject to such Option or such Warrant that is less than the Per Share Merger Consideration.

"Indebtedness" means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money (including the principal amount thereof or, if applicable, the accreted amount thereof, and, if applicable, any prepayment penalties or similar fees thereof), whether or not evidenced by bonds, debentures, notes, bank drafts or other similar instruments; (ii) all obligations of such Person in respect of letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, in each case, to the extent drawn; (iii) all outstanding payment obligations of such Person with respect to guaranties, endorsements, assumptions and other contingent obligations in respect of, or to purchase or to otherwise acquire, indebtedness for borrowed money of others; (iv) all outstanding payment obligations of such Person under leases that are recorded by the Company as capital leases; (v) all outstanding payment obligations of such Person for deferred purchase price in respect of a company or business pursuant to any acquisition or similar agreement, including earnouts, payments under non-compete agreements and notes payable, and (vi) any accrued interest and fees related to any of the foregoing.

 "Intellectual Property" means any (i) Patents, (ii) Marks, (iii) Copyrights, (iv) trade secrets, confidential information or know-how, (v) software or computer programs, or (vi) other intellectual property or proprietary rights.

"Issued Patent" means a Patent which has been granted by the PTO, or any patent office of any other country, which is unexpired and which has not been held invalid by a decision of a Court or other appropriate body of competent jurisdiction.

"Judgment" means any judgment, order, decree, writ, injunction, ruling or any settlement under the jurisdiction of any Court or Governmental Authority.

"Knowledge of the Company" and all permutations thereof, means the actual knowledge of Mark Iwicki, Richard Batycky, Ph.D., Martin Freed, M.D., Bryan Stuart, Andrea Franz, Mary Taylor, M.P.H., or Paul Burgess, J.D., in each case after reasonable inquiry of such individual’s direct reports.

"Law" means any law (including common law), statute, code, licensing requirement, ordinance or Regulation of any Governmental Authority.

"Liabilities" means any damages, debts, obligations and other liabilities, losses, claims,  Taxes, interest obligations, deficiencies, Judgments, assessments, fines, fees, penalties, expenses (including amounts paid in settlement, interest, Court costs, costs of investigators, reasonable fees and expenses of attorneys, accountants, financial advisors, consultants and other experts, and other expenses of litigation), whether direct or indirect, fixed or unfixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or unasserted, known or unknown, disputed or undisputed, joint or several, secured or unsecured, determined, determinable or otherwise, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

"Lien" means any mortgage, pledge, security interest, attachment, easement, restriction, encumbrance, lien (statutory or otherwise), option, charge, conditional sale agreement, right of first refusal or right of first offer (including any agreement to give any of the foregoing).

"Mark" means any trademark, trade name, or service mark (registered or unregistered), domain name or any other Internet address or identifier, trade dress or similar right, or any application (including intent to use applications) to register any of the foregoing.

"Material Adverse Effect" means any change, state of facts, effect, occurrence, circumstance or development that (A) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole or (B) would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement, in each case other than any change, state of facts, effect, occurrence, circumstance or development to the extent resulting from (i) any action taken by the Company, Parent or Acquisition Sub required by the terms and conditions of this Agreement or the Ancillary Agreements; (ii) changes in Law (including any Law related to Taxes) or the interpretation thereof; (iii) changes in GAAP or the interpretation thereof; (iv)  changes affecting any of the industries in which the Company or its Subsidiaries operates generally, the United States or worldwide economy generally, financial markets, interest or exchange rates, or political conditions generally; (v) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; (vi) failure to meet internal forecasts or financial projections (but not the underlying causes thereof); (vii) the announcement or pendency of the Merger, (including loss of any employees, customers, suppliers, partners or distributors); (viii) solely for purposes of Section 6.2(a) and Section 6.2(h), any litigation arising from allegations of a breach of fiduciary duty or misrepresentation in any disclosure relating to this Agreement; (ix) the effect of the continued incurrence by the Company of net operating losses to the extent and of the kind incurred historically by the Company; and (x) any end-of-phase 2 CMC meeting held or scheduled to be held between the Company and the FDA; provided that, in the case of the immediately preceding clauses (ii), (iii), (iv) and (v), such changes, states of facts, effects, occurrences, circumstances or developments do not affect the Company or its Subsidiaries disproportionately relative to other companies operating in the same industry (or in the case of clause (v), relative to other Persons operating in the geographic area in which the applicable event occurs).

"Merger Consideration" means the sum of (i) the Closing Merger Consideration, plus (ii) the Escrow Amount, plus (iii) the Representative Reimbursement Amount.

“Official FDA Correspondence” means (i) any written correspondence from FDA on official FDA letterhead concerning IND 115750 or FDA enforcement action and (ii) any FDA Form 483 notice of inspectional observations concerning the manufacture of the Company Products.

"Options" shall mean all outstanding options to purchase or otherwise acquire shares of Common Stock, whether vested or unvested, granted pursuant to the Company Equity Incentive Plan, or pursuant to any individual stock option agreement (other than Warrants).

"Outstanding Shares" shall mean the sum of (i) the total number of Company Shares issued and outstanding immediately prior to the Effective Time, whether vested or unvested (in the case of Restricted Stock), (ii) the total number of Company Shares issuable upon exercise of any In-the-Money Options, whether vested or unvested, outstanding immediately prior to the Effective Time and (iii) the total number of Company Shares issuable upon exercise of any In-the-Money Warrants outstanding immediately prior to the Effective Time, in each case (i) through (iii) calculated on an as converted to Common Stock basis, giving effect to the conversion to Common Stock of any Preferred Stock.

"Parent Expense Amount" means an amount equal to the lesser of (i) $5,000,000 and (ii) fifty percent (50%) of the Transaction Expenses.

"Patent" means any United States or foreign patent, any application for a United States or foreign patent (including PCT filings and provisional applications), and any continuation, continuation-in-part, division, renewal, extension (including any supplemental protection certificate), substitution, registration, confirmation, patent of addition, certificate of invention, reexamination and reissue of any such patent or patent application, as well as any utility model patent and utility model application for patent, and any industrial design, design patent and design application for patent.

"Per Share Merger Consideration" means (a) the Merger Consideration plus the Exercise Amount divided by (b) the Outstanding Shares.

"Permitted Liens" means (i) statutory Liens for Taxes, assessments and other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, (ii) statutory or common law Liens to secure landlords, sublandlords, licensors or sublicensors under leases or rental agreements, (iii) restrictions under leases, subleases, licenses or occupancy agreements of the Company; (iv) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Law, (v) statutory or common law Liens in favor of carriers, warehousemen, mechanics, workmen, repairmen and materialmen to secure claims for labor, materials or supplies and other like Liens, (vi) restrictions on transfer of securities imposed by applicable state and federal securities Laws, (vii) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (viii) vendors' Liens to secure payment; (ix) purchase-money Liens arising in the ordinary course of business, (x) easements, covenants, rights-of-way and other similar restrictions of record which would not, individually or in the aggregate, have a Material Adverse Effect, (xi) zoning, building codes and other land use laws, (xii) Liens that have been placed by any landlord or owner on property over which the Company has easement or lease rights, which (a) are not violated by the current use or occupancy of such property or the operation of the Company’s business, and (b) which would not, individually or in the aggregate, have a Material Adverse Effect or (xiii) Liens that have not had and would not reasonably be expected to result in a Material Adverse Effect.

"Person" means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company or other legal entity.

"Plan Affiliate" means any Person with which such other Person constitutes all or part of a controlled group of corporations, a group of trades or businesses under common control or an affiliated service group, each within the meaning of Section 414 of the Code.

"Pre-Closing Tax Period" means all taxable periods ending on or before the Closing Date, and the portion through the end of the Closing Date of any taxable period that includes, but does not end on, the Closing Date.

"Preferred Stock" means the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.

"Pro Rata Portion" means, with respect to each Company Holder (or with respect to any specific subset of Company Shares, Options or Warrants), the quotient (expressed as a percentage) obtained by dividing the total Outstanding Shares held by such Person (or represented by such subset), divided by the total number of Outstanding Shares.

"Regulation" means any rule or regulation of any Governmental Authority, including administrative acts and additional stipulations (including conditions, additional obligations or reservations) to any administrative act.

"Release" means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, or leaching into the outdoor environment.

"Representative" means Shareholder Representative Services LLC, a Colorado limited liability company, or any successor appointed pursuant to Section 8.1(d).

"Representative Reimbursement Amount" means an amount in cash equal to $500,000.

"Restricted Stock" means shares of Common Stock as to which the Company retains the right (whether generally or under specified conditions) to reacquire such shares at an amount equal to or less than their market value or which shares are otherwise subject to risks of forfeiture in favor of the Company, granted pursuant to the Company Equity Incentive Plan, or pursuant to any individual restricted stock agreement.

"Series A Preferred Stock" means the Series A Preferred Stock, par value $0.001 per share, of the Company.

"Series B Preferred Stock" means the Series B Preferred Stock, par value $0.001 per share, of the Company.

"Series C Preferred Stock" means the Series C Preferred Stock, par value $0.001 per share, of the Company.

"Stockholder Expense Amount" means an amount equal to the Transaction Expenses, minus the Parent Expense Amount.

"Subsidiary" means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, trust or other legal entity of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, at least a majority of the stock, other equity interests or voting power in such entity.

"Tax Authority" means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

"Taxes" means all (i)  taxes, assessments, charges, duties, fees, levies or other similar amounts of any kind whatsoever in the nature of or similar to taxes, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar amounts in the nature of or similar to taxes, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect thereto; (ii) transferee or other secondary liability for the payment of any amount of a type described in clause (i) above; and (iii) liability for the payment of any amount of a type described in clause (i) or clause (ii) above as a result of any contractual or other obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

"Tax Return" means any return (including estimated returns), declaration, report, claim for refund, information return or other document (including any related or supporting schedule, attachment, statement or information) required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any Laws or administrative requirements relating to any Tax (including any amendment thereto).

"Transaction Expenses" means all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby or the Ancillary Agreement, including fees and expenses of financial advisors, financial sponsors, legal counsel, accountants and other advisors.

"Transfer Taxes" means all sales, excise, use, transfer, goods and services, documentary, filing, recordation, stamp, stamp duty reserve and all other similar Taxes, (including any real property transfer Taxes and conveyance and recording fees), together with interest, penalties and additional amounts imposed with respect thereto, whether or not disputed.

"Venture Debt" means Indebtedness of the Company under that certain Loan and Security Agreement, dated March 21, 2014, by and among Oxford Finance LLC, Silicon Valley Bank and the Company, including under any promissory notes issued thereunder.

"Voting Holders" means the holders of shares of Preferred Stock and Common Stock outstanding as of the date hereof.

"Warrants" means, collectively, those warrants that are outstanding immediately prior to the Effective Time to purchase Company Shares.

1.2.           Additional Defined Terms.

The following terms shall have the meanings set forth on the pages of this Agreement indicated below:

2014 Financials	3.7
Acquisition Proposal	5.9
Acquisition Sub	Preamble
Agreement	Preamble
Base Amount	1.1
Certificate of Merger	2.2
Certificates	2.8(d)
Claims	9.5
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Charter Documents	3.1(b)
Company Termination Fee	7.2(b)
Confidentiality Agreement	5.4
Continuing Employee	5.13
Damages	9.1(a)
De Minimis Claim	9.2(a)
Deductible	9.2(a)
DGCL	Preamble
Disclosure Schedule	ARTICLE III
Disclosure Statement	5.3(c)
Dissenting Shares	2.6(c)(i)
DOJ	5.2(a)
Effective Time	2.2
Escrow Agent	2.12
Escrow Agreement	2.12
Escrow Fund	2.12

Escrow Termination Date	9.2(i)
Exchange Fund	2.8(b)
FTC	5.2(a)
Historical Financial Statements	3.7
HSR Act	5.2(a)
Indemnification Notice	9.5(a)(i)
Indemnified Party	9.1(a)
Indemnifying Party	9.5(a)(i)
Latest Balance Sheet	3.7
Leased Property	3.11(a)
Leases	3.11(a)
Material Contracts	3.14(a)(xv)
Merger	Preamble
Per Option Merger Consideration	2.7(a)
Per Warrant Merger Consideration	2.7(b)
Outside Date	7.1(b)
Parent	Preamble
Parent Plans	5.13
Parent Representatives	5.4
Parent Termination Fee	7.2(c)
Payments Administrator	2.8(a)
PTO	3.15(g)
Securityholder Cap	9.2(b)
Securityholder Claims	9.2(g)
Stockholder Approval	3.6
Surviving Corporation	2.1
Third Party Claim	9.5(a)(i)

ARTICLE II
THE MERGER

2.1.           The Merger.  At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Acquisition Sub shall be merged with and into the Company, the separate corporate existence of Acquisition Sub shall cease and the Company shall continue as the surviving corporation.  The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

2.2.           Effective Time.  Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the "Certificate of Merger") (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the "Effective Time") on the Closing Date (as defined below).  The closing of the Merger (the "Closing") shall take place at the offices of

Ropes & Gray LLP, located at Prudential Tower, 800 Boylston Street, Boston, Massachusetts, at a time and date to be specified by the parties, which shall be no later than the second Business Day after the satisfaction or, to the extent permitted by Law, waiver by the party entitled to the benefit thereof of the conditions set forth in ARTICLE VI (other than those that by their terms are to be satisfied at the Closing), or at such other time, date and location as the parties hereto agree in writing.  The date on which the Closing occurs is referred to herein as the "Closing Date."

2.3.           Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL, including Section 259 of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4.           Certificate of Incorporation and By-Laws of the Surviving Corporation.  At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Acquisition Sub, until thereafter amended in accordance with the DGCL and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: "The name of the corporation is Civitas Therapeutics, Inc.".  At the Effective Time, the Bylaws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the Bylaws of Acquisition Sub, until thereafter amended in accordance with the DGCL and as provided in such Bylaws.

2.5.           Directors and Officers.  The initial directors of the Surviving Corporation shall be the directors of Acquisition Sub that were in office immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.  The initial officers of the Surviving Corporation shall be the officers of Acquisition Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

2.6.           Effect of Merger on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company or the holders of any Company Shares, the following shall occur:

(a)           Company Capital Stock.  Each share of the Common Stock and Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any Company Shares described in Section 2.6(b) and the Dissenting Shares (as defined in Section 2.6(c)(i)) will be cancelled and extinguished and automatically converted into the right to receive the (i) Closing Per Share Merger Consideration attributable to such Company Shares, in cash, without interest; (ii) the Pro Rata Portion of any Escrow Amount which may be payable in respect of such Company Shares as a result of the release of any then remaining Escrow Amount pursuant to the Escrow Agreement and Sections 2.12 and 9.4 of this Agreement; and (iii) the Pro Rata Portion of any Representative Reimbursement Amount as a result of the release of any then remaining Representative Reimbursement Amount pursuant to the terms and conditions of Section 8.2 hereof, and following surrender of the certificate representing such share of Company Shares in the manner provided in Section 2.8 (or in the case of a lost, stolen, mutilated, defaced or destroyed certificate, upon delivery of the documents, if required, described in Section 2.10).  All Company Shares, when cancelled, extinguished, and converted pursuant to this Section 2.6(a), shall no longer be outstanding and shall automatically be cancelled and retired, and each former holder thereof shall cease to have any rights with respect thereto, except the right to receive the consideration provided for in this Section 2.6(a).

(b)           Cancellation of Treasury Stock.  Each Company Share held by the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no consideration shall be delivered in exchange therefor.

(c)           Dissenting Shares.

(i)           Notwithstanding anything in this Agreement to the contrary, any Company Shares outstanding immediately prior to the Effective Time and held by a Company Holder who has not voted in favor of the Merger or consented thereto in writing and who has exercised and perfected appraisal or dissenters rights for such shares in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost such appraisal or dissenters rights (collectively, the "Dissenting Shares") shall not be converted into or represent the right to consideration for Company Shares set forth in Section 2.6(a) and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL.

(ii)           At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262 of the DGCL.  Notwithstanding the provisions of Section 2.6(c)(i), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder's appraisal rights and dissenters rights under Section 262 of the DGCL, or a Court of competent jurisdiction shall determine that such holder is not entitled to relief provided under Section 262 of the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder's Company Shares shall automatically be converted into and represent only the right to receive the consideration for Company Shares set forth in Section 2.6(a), without interest, following surrender of the certificate representing such shares in the manner provided in Section 2.8 or, in the case of a lost, stolen, mutilated, defaced or destroyed certificate, upon delivery of the documents, if required, described in Section 2.10.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Shares, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders' rights to appraisal with respect to the Merger, and Parent shall have the right to participate in and to control all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or agree to do any of the foregoing.

(d)           Stock of Acquisition Sub.  Each share of common stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued fully paid and non-assessable share of common stock of the Surviving Corporation and such shares together shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

2.7.           Options, Warrants and Restricted Stock.

(a)           Options.  Prior to the Effective Time, the Board of the Company (or the appropriate committee thereof) shall have adopted resolutions to provide that each Option, whether or not vested or exercisable at the Effective Time, and which remains outstanding immediately prior to the Effective Time, shall be cancelled, extinguished and no longer outstanding and shall cease to represent the right to acquire shares of Common Stock and in consideration for such cancellation, automatically shall be converted into (i) with respect to each Company Share underlying an Option, the right to receive, without interest, and subject to the terms of this Agreement, an amount in cash equal to the excess, if any, of the Closing Per Share Merger Consideration over the exercise price per share attributable to such Option (such amount being hereinafter referred to as the "Per Option Merger Consideration"), it being understood that the Per Option Merger Consideration with respect to Options other than In-the-Money Options will be zero; (ii) with respect to holders of In-the-Money Options, the Pro Rata Portion of any Escrow Amount that may be payable in respect of the Company Shares underlying such Options as a result of the release of any then-remaining Escrow Amount pursuant to the Escrow Agreement and Sections 2.12 and 9.4 of this Agreement; and (iii) with respect to holders of In-the-Money Options, the Pro Rata Portion of any Representative Reimbursement Amount that may be payable in respect of the Company Shares underlying such Options as a result of the release of any then-remaining Representative Reimbursement Amount pursuant to the terms and conditions of Section 8.2 hereof.  Payments of the Per Option Merger Consideration and the Pro Rata Portion of any Escrow Amount and the Pro Rata Portion of any Representative Reimbursement Amount, in each case, in respect of Options shall be made by the Payments Administrator to the Company for further distribution to the applicable holders of Options through the Company's payroll system in accordance with its normal payroll procedures.

(b)           Warrants.  The Company shall comply with all provisions of the Warrants applicable to the transactions contemplated hereby.  Without limiting the foregoing, the Company shall provide any notices to the holders of such Warrants as required therein.  Each outstanding Warrant that is not exercised prior to the Effective Time shall be cancelled, extinguished and no longer outstanding and shall cease to represent the right to acquire shares of Common Stock or Preferred Stock and in consideration for such cancellation, automatically shall be converted into (i) with respect to each Company Share underlying a Warrant, the right to receive, without interest, and subject to the terms of this Agreement, an amount in cash equal to the excess, if any, of the Closing Per Share Merger Consideration over the exercise price per share attributable to such Warrant (such amount being hereinafter referred to as the "Per Warrant Merger Consideration"), it being understood that the Per Warrant Merger Consideration with respect to Warrants other than In-the-Money Warrants will be zero; (ii) with respect to holders of In-the-Money Warrants, the Pro Rata Portion of any Escrow Amount that may be payable in respect of the Company Shares underlying such Warrants as a result of the release of any then-remaining Escrow Amount pursuant to the Escrow Agreement and Sections 2.12 and 9.4 of this Agreement; and (iii) with respect to holders of In-the-Money Warrants, the Pro Rata Portion of any Representative Reimbursement Amount that may be payable in respect of the Company Shares underlying such Warrants as a result of the release of any then-remaining Representative Reimbursement Amount pursuant to the terms and conditions of Section 8.2 hereof.  The Company shall take or cause to be taken, including as appropriate by the Company Board or the appropriate committee thereof, all steps necessary, if any, to give effect to the provisions of this Section 2.7(b).

(c)           Restricted Stock.   Prior to the Effective Time, the Company Board (or the appropriate committee thereof) shall have adopted resolutions to provide that each share of Restricted Stock that remains outstanding immediately prior to the Effective Time shall vest in full and no longer be subject to any repurchase right on behalf of the Company and, at the Effective Time, each share of Restricted Stock outstanding immediately prior to the Effective Time shall be treated in the manner provided in Section 2.6(a).

2.8.           Closing Deposits; Surrender of Certificates.

(a)           Payments Administrator.  In connection with the Closing, Parent, the Representative and Acquiom Clearinghouse LLC or another Person mutually satisfactory to Parent and the Representative (the "Payments Administrator") shall have executed and delivered a payments administrator agreement, in form customary for transactions of this nature and reasonably acceptable to Parent and the Company, pursuant to which the Payments Administrator shall distribute the Merger Consideration pursuant to this Agreement.

(b)           Closing Merger Consideration Deposit.  At the Closing, Parent shall deposit with the Payments Administrator, for exchange in accordance with this ARTICLE II, the Closing Merger Consideration in exchange for the Company Shares (other than any Company Shares described in Sections 2.6(b) or any Dissenting Shares), the Options and the Warrants.  No interest shall be paid or shall accrue on any cash payable to Company Holders pursuant to the provisions of this ARTICLE II.  Any cash deposited with the Payments Administrator shall hereinafter be referred to as the "Exchange Fund."

(c)           Escrow Fund Deposit.  At the Closing, Parent shall deposit into the Escrow Fund (as contemplated by Section 2.12) with the Escrow Agent, by wire transfer of immediately available funds, an amount in cash equal to the Escrow Amount, to be held in trust by the Escrow Agent pursuant to the Escrow Agreement.  Promptly following the Escrow Termination Date, the Escrow Agent shall make available to the Payments Administrator for distribution to the Company Holders, and the Payments Administrator shall pay, in accordance with this ARTICLE II and subject to the provisions of Section 9.4, the then-remaining amount in the Escrow Fund, if any, minus any portion of the Escrow Fund subject to pending Claims, to the Company Holders (the "Escrow Release Amount ").

(d)           Representative Reimbursement Amount Deposit.  At the Closing, Parent shall make a cash payment to the Representative, by wire transfer of immediately available funds to an account designated by the Representative prior to the Closing Date, in an amount equal to the Representative Reimbursement Amount (as contemplated by Section 8.2).  Promptly following the termination of the Representative's obligations pursuant to Section 8.2 hereof, the Representative shall make available to the Payments Administrator for distribution to the Company Holders and the Payments Administrator shall pay, in accordance with this ARTICLE II, the then-remaining amount of the Representative Reimbursement Amount, if any, to the Company Holders (the "Representative Release Amount").

(e)           Exchange Procedures.  Promptly following the Effective Time, Parent shall cause the Payments Administrator to mail to each holder of record (as of the Effective Time) of a certificate or certificates or an instrument or instruments (the "Certificates"), which immediately prior to the Effective Time represented (i) outstanding Company Shares whose shares were converted into the right to receive the Merger Consideration as set forth herein, and (ii) Warrants which were converted into the right to receive the Merger Consideration as set forth herein, the following: (A) a letter of transmittal (which shall be in a form customary for transactions of this nature and reasonably acceptable to Parent and the Company) and (B) instructions for use in effecting the surrender of the Certificates in exchange for such Merger Consideration.  As soon as practicable following surrender of Certificates for cancellation to the Payments Administrator, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Payments Administrator, the holder of record of such Certificates (unless such Certificates represent Dissenting Shares) shall be entitled to receive in exchange therefor the amount of cash, without interest, constituting the portion of Merger Consideration at such times and in such amount as such holder is entitled under this ARTICLE II and the Certificates so surrendered shall forthwith be cancelled.  At the election of the respective Company Holder, the Payments Administrator shall make the foregoing payment by wire transfer if the aggregate amount owed to any such Company Holder at the Closing is in excess of $50,000.  Until so surrendered, outstanding Certificates (other than those representing Dissenting Shares, unless the holder thereof effectively withdraws or loses its right to appraisal) will be deemed from and after the Effective Time, for all corporate purposes, to evidence, in the case of Company Holders, the right to receive such holder's portion of Merger Consideration under this Agreement, without interest, into which such securities shall have been so converted.

(f)           Required Withholding.  Each of Parent, the Payments Administrator, the Escrow Agent and the Surviving Corporation (including its payroll agent), as the case may be, shall be entitled to deduct and withhold from any Merger Consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Shares, Options, and Warrants such amounts as may be required to be deducted or withheld therefrom under the Code or under any other applicable federal, state, local or foreign Laws (to the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid).  Any amounts withheld pursuant to this Section 2.8(f) shall timely be paid to the appropriate Tax Authority.

(g)           No Liability.  Notwithstanding anything to the contrary in this Section 2.8, neither the Payments Administrator, Parent, Acquisition Sub, the Surviving Corporation nor any party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)           Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Certificates six (6) months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates who have not surrendered such Certificates in compliance with this Section 2.8 shall after such delivery to the Surviving Corporation look only to Parent and the Surviving Corporation for the amount of cash constituting the Closing Merger Consideration pursuant to Section 2.6(a) with respect to the Company Shares formerly represented thereby.  If any Certificate shall not have been surrendered immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority, any such portion of the Exchange Fund remaining unclaimed by holders of the Company's securities immediately prior to such time shall, to the extent permitted by Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

2.9.           No Further Ownership Rights in Company Capital Stock.  All cash or other consideration paid upon the surrender for exchange of Company Shares, Options and Warrants in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Shares, Options and Warrants, and there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II.

2.10.           Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen, mutilated, defaced or destroyed, upon (i) the making of an affidavit of fact by the Person claiming such Certificate to be lost, stolen, mutilated, defaced or destroyed and (ii) the execution and delivery to the Surviving Corporation by such Person of an indemnity agreement (A) against any claim that may be made against Parent, the Surviving Corporation or the Payments Administrator with respect to such Certificates and (B) in form and substance reasonably acceptable to Parent and the Payments Administrator, the Payments Administrator shall, subject to Section 2.8(e), pay in exchange for such lost, stolen, mutilated, defaced or destroyed Certificate the amount of Merger Consideration (without interest) such Person would have been entitled to receive had such Person surrendered such lost, stolen, mutilated, defaced or destroyed Certificate to the Surviving Corporation pursuant to Section 2.8(e).

2.11.           Further Action.  At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Acquisition Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Acquisition Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

2.12.           Escrow.  In connection with the Closing, Parent, the Representative and the Escrow Agent shall have executed and delivered an escrow agreement in a form customary for transactions of this nature, containing terms and conditions consistent with those set forth herein and reasonably acceptable to Parent and the Company (the "Escrow Agreement") under which a Person mutually satisfactory to Parent and the Representative shall act as escrow agent (the "Escrow Agent") with respect to an escrow fund (the "Escrow Fund") for the purposes of securing the payment of applicable  indemnification obligations pursuant to ARTICLE IX.  The Merger Consideration otherwise payable to the Company Holders pursuant to Sections 2.6, 2.7 and 2.8 but for this Section 2.12 shall be reduced by an amount equal to the Escrow Amount.  The parties will, to the extent consistent with applicable Law, treat the Escrow Fund and any earnings thereon as owned by Parent for tax purposes.  Upon the termination of the Escrow Fund in accordance with the Escrow Agreement and Section 9.4 of this Agreement, each Company Holder shall receive its Pro Rata Portion of Escrow Amount less such Company Holder's Pro Rata Portion of any indemnification obligations pursuant to ARTICLE IX.  The adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by the stockholders of the Company shall constitute approval of the Escrow Agreement and all arrangements related thereto, including the depositing of the Escrow Amount into the Escrow Fund.  Notwithstanding anything else in this Section 2.12 to the contrary, any amounts withheld under this Section 2.12 payable to holders of Options shall satisfy the separate account requirements of Section 404(a)(5) of the Code, if applicable.  Any interest accruing with respect to the Escrow Fund shall be deemed part of the Escrow Amount for all indemnification and escrow disbursement purposes hereunder.  The right of any Company Holder to receive its Pro Rata Portion of the Escrow Fund, if any, (i) is an integral part of the Merger Consideration provided for in this Agreement, (ii) does not give the Company Holders dividend rights, voting rights, liquidation rights, preemptive rights or other rights of holders of capital stock of the Company, (iii) shall not be evidenced by a certificate or other instrument, (iv) shall not be assignable or otherwise transferable by such Company Holder, except by will, upon death or by operation of Law, and (v) does not represent any right other than the right to receive the consideration set forth in this Section 2.12.  Any attempted transfer of the right to any portion of the Escrow Amount by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure schedule relates; provided, that any information set forth in one section of the disclosure schedule will be deemed to apply to each other section or subsection of the disclosure schedule and of this ARTICLE III to which its relevance is reasonably apparent on its face), dated as of the date of this Agreement and delivered by the Company to Parent and the Acquisition Sub simultaneously herewith (the "Disclosure Schedule"), the Company makes the following representations and warranties to Parent and Acquisition Sub:

3.1.           Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)           Organization; Standing and Power.  The Company (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has the corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing in the case of this clause (iii), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company.

(b)           Charter Documents.  The Company has delivered to Parent, or made available to Parent in the data room, prior to the date hereof, a true and correct copy of the Certificate of Incorporation and Bylaws of the Company, each as amended to date (collectively, the "Company Charter Documents").  The Company is not in violation of any of the provisions of the Company Charter Documents.

(c)           Subsidiaries.  The Company does not own (and has not owned) any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or membership, partnership, joint venture or other equity or voting interests of any nature in, any other Person.

3.2.           Capitalization.

(a)           The total number of shares of capital stock that the Company has authority to issue is 179,461,287, consisting of (i) 105,000,000 shares of Common Stock, and (ii) 74,461,287 shares of Preferred Stock, of which 28,529,412 shares have been designated as Series A Preferred Stock, 28,931,875 shares have been designated as Series B Preferred Stock, and 17,000,000 shares have been designated as Series C Preferred Stock.

(b)           As of the date hereof, (i) 1,667,503 shares of Common Stock (including 126,943 shares of Restricted Stock) are issued and outstanding; (ii) 28,529,412 shares of Series A Preferred Stock are issued and outstanding; (iii) 28,825,492 shares of Series B Preferred Stock are issued and outstanding; (iv) 17,000,000 shares of Series C Preferred Stock are issued and outstanding; (v) no Company Shares are held in the treasury of the Company; (vi) 106,383 shares of Preferred Stock are reserved for issuance upon exercise of Warrants; (vii) 3,394,823 shares of Common Stock are reserved and available for issuance under the Company Equity Incentive Plan; (viii) 1,760,000 shares of Common Stock are reserved and available for issuance under the Company’s 2014 Equity Incentive Plan; (ix) 576,945 shares of Common Stock are reserved and available for issuance under the Company’s 2014 Employee Stock Purchase Plan and (x) 3,394,822 shares of Common Stock are subject to outstanding Options.  No awards have been granted, and no shares of Common Stock have been issued, by the Company under the Company’s 2014 Equity Incentive Plan or the Company’s 2014 Employee Stock Purchase Plan.  Section 3.2(b) of the Disclosure Schedule sets forth a table of all holders of Company Shares together with the number of shares by class held by each such holder on an issued and as-converted basis.

(c)           Section 3.2(c) of the Disclosure Schedule sets forth a list of (i) all holders of outstanding Options as of the date hereof, indicating, with respect to each Option, the name of the holder, the number of shares of Common Stock for which such Option is exercisable, the exercise price, the date of grant and the number of shares vested and unvested under such Options; (ii) all holders of outstanding Warrants, as of the date hereof, indicating, with respect to each Warrant, the Contract or other document under which it was granted, the number of shares and series of capital stock for which such Warrant is exercisable (including as they may have been increased under the terms of such Warrant), the exercise price, the date of issuance and the expiration date thereof; and (iii) all holders of shares of Restricted Stock as of the date hereof, indicating the name of the holder and the number of shares of Restricted Stock held by such holder.  No Option is exercisable for any class or series of capital stock of the Company other than Common Stock and no Warrant is exercisable for any class or series of capital stock of the Company other than Series B Preferred Stock (which is in turn convertible into Common Stock).

(d)           Except for the rights created pursuant to this Agreement and the Options, Warrants and other rights disclosed in the preceding Sections 3.2(b) and (c), as of the date hereof, (i) there are no other outstanding securities, options (whether vested or unvested), warrants (whether exercisable or not exercisable), calls, rights (including rights to subscribe and conversion rights), commitments or agreements to which the Company is a party or by which any of them is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of the Company and (ii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock (or options or warrants to acquire any such shares) or other securities or equity interests of the Company.  All outstanding shares of capital stock of the Company are, and all shares which may be issued upon the exercise of Options and Warrants will be, when issued in accordance with their terms, duly authorized, validly issued, fully paid and non-assessable and not subject to any preemptive or similar rights.  All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities Laws.  Each Option has been granted in compliance with all applicable federal and state securities Laws and the terms of the Company Equity Incentive Plan.  There are no outstanding or authorized equity appreciation, phantom stock or similar rights in respect of the Company.

(e)           There are no voting trusts, proxies or other agreements to which the Company or, to the Knowledge of the Company, any of the Company Holders, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other securities or equity interests of the Company.

3.3.           Authorization; Binding Obligation.  Subject to receipt of the Stockholder Approval and the filing and recordation of the Certificate of Merger in accordance with the DGCL, the execution and delivery by the Company of this Agreement, the performance of its obligations hereunder, and the consummation by the Company of the Merger and the other transactions contemplated hereby and the Ancillary Agreements, have been duly and validly authorized by all necessary corporate action on the part of the Company Board and, other than the Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement to consummate the Merger and any other transactions contemplated hereby, including under the Ancillary Agreements to which it is party.  This Agreement has been duly and validly executed and delivered by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.4.           Consents and Approvals.  The execution and delivery by the Company of this Agreement and any other instrument or document required by this Agreement to be executed and delivered by the Company do not, and the performance of this Agreement and any other instrument or document required by this Agreement to be executed and delivered by the Company shall not, require the Company to obtain any Approval of any Person or observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except for (a) the Stockholder Approval, (b) the filing of the Certificate of Merger in accordance with the DGCL, (c) the filing of a pre-merger notification and report form under the HSR Act and the filing and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other applicable competition, merger control, antitrust or similar Law, and (d) such other Approvals, waiting periods, filings or authorizations which if not obtained or made would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to the Company.

3.5.           No Violation.  The execution and delivery by the Company of this Agreement or any other instrument or document required by this Agreement to be executed and delivered by the Company do not, and the performance of this Agreement or any other instrument or document required by this Agreement to be executed and delivered by the Company, will not, (a)

conflict with or violate Company Charter Documents, (b) conflict with or violate any Law or Judgment, in each case, applicable to the Company, or by which its properties is bound or affected, or (c) result in any breach or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company pursuant to, any note, bond, mortgage, indenture, Contract, Approval or other material instrument or obligation to which the Company is a party or by which the Company or its properties is bound or affected, except in the case of subsections (b) and (c) hereof, as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to the Company.

3.6.           Required Vote.  The Company Board has, at a meeting duly called and held or by written consent, (a) approved and declared advisable this Agreement, (b) determined that the transactions contemplated hereby and thereby are advisable, fair to and in the best interests of the Company Holders, (c) resolved to recommend adoption of this Agreement, the Merger and the other transactions contemplated hereby and the Ancillary Agreements to the Voting Holders, and (d) directed that this Agreement be submitted to the Voting Holders for their approval and authorization.  The affirmative vote of (i) at least a majority of all outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as converted basis) and (ii) a majority of all outstanding shares of Common Stock and Preferred Stock (voting together as a single class and not as separate classes or series, and on an as converted basis) are the only votes of the holders of any class or series of capital stock or other securities of the Company necessary to approve and authorize the Company's execution and delivery of this Agreement, the Merger and the other transactions contemplated hereby and thereby ("Stockholder Approval").  The Company, prior to the Effective Time, will have notified the holders of Company Shares, Option and Warrants of the transactions contemplated hereby as and to the extent required by the terms of and conditions of the Company Charter Documents, the DGCL, the Options, Warrants and as contemplated herein, or received valid waivers regarding such notice.

3.7.           Financial Statements.  The Form S-1 includes the (i) audited balance sheet of the Company as of December 31, 2012 and December 31, 2013, and the related audited statements of income, cash flow and stockholders' equity for the twelve-month periods then ended, certified by the Company's independent public accountants and accompanied by a copy of such auditor's report (the "Historical Financial Statements") and (ii) unaudited balance sheet of the Company as of June 30, 2014 (the "Latest Balance Sheet") and the related unaudited statements of income, cash flow and stockholders' equity for the three month period then ended (together with the Latest Balance Sheet, the "2014 Financials").  The Historical Financial Statements and the 2014 Financials were prepared in accordance with the books and records of the Company and fairly present the financial condition of the Company as of the dates indicated and the results of operations of the Company for the respective periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, with the exception that the Company's unaudited financial statements do not include footnotes and remain subject to changes resulting from normal year-end audit adjustments.

3.8.           Absence of Certain Events.  Since the date of the Latest Balance Sheet, the Company has conducted its business in the ordinary and usual course and in a manner consistent with past practices.  Since the date of the Latest Balance Sheet until the date of this Agreement, except as contemplated by this Agreement, there has not been:

(a)           any acquisition, sale, assignment, license or other disposition, of any material asset or property of the Company, except in the ordinary course of business;

(b)           any entry into or any termination, modification or amendment of any Material Contract to which the Company was or is a party, except for new Contracts, terminations, modifications or amendments made in the ordinary course of business consistent with past practice and which would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to the Company;

(c)           except in the ordinary course of business or otherwise as necessary to comply with any applicable Law, any material increase in the base salary of any executive officer of the Company;

(d)           any issuance by the Company of any shares of capital stock or any security, right, option or warrant convertible into or exercisable or exchangeable for any shares of capital stock other than (i) Options, (ii) shares issued upon exercise of any Options, and (iii) shares issued upon exercise of any Warrant;

(e)           any adjustment, split, combination or reclassification of any of the Company's shares of capital stock or other equity interests, or declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock;

(f)           any Indebtedness incurred by the Company, or any loans made or agreed to be made by or to the Company, other than in the ordinary course of business and consistent with past practice;

(g)           any imposition of a Lien on any Company assets other than a Permitted Lien;

(h)           any change in the Company's methods of accounting or accounting practices (including with respect to reserves), except as required by GAAP;

(i)           any loan (other than customary travel and expense advances) made by the Company to any executive officer or director of the Company;

(j)           with respect to the Company, any change in any material respect of any method of Tax accounting or Tax accounting period; any settlement or compromise of any material audit, claim or assessment or Liability for Taxes; any material closing agreement or surrender of any right to claim a material Tax refund; any consent to any extension or waiver of the statute of limitations period applicable to any material income and any other material Taxes (other than with respect to an extension of time to file a Tax Return); any change to any material Tax Return; or

(k)           any agreement, understanding, authorization or proposal for the Company to take any of the actions specified in this Section 3.8.

3.9.           Legal Proceedings.  There is no Action that is pending or has been threatened in writing, by or against the Company, and the Company has not received any written claim, complaint, incident, report, threat or notice of any such Action.  There are no Judgments outstanding against the Company.  Since the Company's formation, there has not been any Action (A) brought by or before any Governmental Authority against the Company or (B) that (a) resulted in a Judgment against the Company (whether or not such Judgment or settlement was paid, in whole or in part, by an insurer of the Company or other third party), (b) resulted in any equitable relief or (c) relates to the Merger and the other transactions contemplated under this Agreement.  Since the Company’s formation, the Company has not initiated any Action against any other Person, there is no Action pending by the Company, or which the Company intends to initiate, against any other Person.

3.10.           Compliance with Laws.  The Company is, and all times since January 1, 2011, has been, in material compliance with all applicable Laws and Judgments of any Governmental Authority applicable to its businesses or operations. The Company has not received, since January 1, 2011, a written notice or other written communication alleging a material violation by the Company of any applicable Law or Judgment of any Governmental Authority applicable to its businesses or operations.

3.11.           Title to Properties.

(a)           The Company does not own and has not in the past owned any real property.  Section 3.11 of the Company Disclosure Schedule sets forth a list of the real property currently leased, subleased or licensed by the Company (the "Leased Property").  The Company has made available to Parent prior to the date hereof true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of the Leased Property, including all material amendments and modifications thereof (the "Leases").  There is not, under any of the Leases, any material default or breach by the Company, nor, to the Knowledge of the Company, by any other party thereto.  There are no other parties occupying, or with a right to occupy, the Leased Property other than the Company.  The Company has a valid and subsisting leasehold interest in all Leased Property leased by it, in each case free and clear of all Liens, other than Permitted Liens and Liens against the landlord or owner of such Leased Property which would not reasonably be expected to materially impair the current uses or the occupancy by the Company of such Leased Property.  The Company is not in receipt of any written claim of default under any such Lease, which default has not been duly cured.

(b)           The Company is the true and lawful owner or lessee of and has good and valid title to, or a valid leasehold interest in, all tangible personal property reflected on the Latest Balance Sheet or thereafter acquired, except that which has been sold or otherwise disposed of for fair value or otherwise used or consumed by the Company in the ordinary course of business since the date of the Latest Balance Sheet and not in violation of this Agreement, in each case free and clear of all Liens (other than Permitted Liens).

(c)           Parent acknowledges and agrees that this Section 3.11 does not relate to Company Intellectual Property or interests in Intellectual Property, such items being the subject of Section 3.15 below.

3.12.           Labor Matters.

(a)           The Company has provided Parent with a true and complete list of the names, positions and rates of cash compensation of all current executive officers, directors, employees and independent contractors of the Company as of the date hereof, showing each such person's name, position, and annualized base salary or base rate of pay and annual bonus opportunity for the current fiscal year and the most recently completed fiscal year.

(b)           The Company is not a party to or otherwise bound by any collective bargaining agreement or other Contract with any labor union or other representative of employees and no such agreement is being negotiated by the Company.

(c)           No strike, lockout, work slowdown, picketing or union organizational activity is currently pending or, to the Knowledge of the Company, threatened against the Company.  To the Knowledge of the Company, no petition has been filed or proceedings instituted by an employee or group of employees of the Company with the National Labor Relations Board or other labor relations board seeking recognition of a bargaining representative.

(d)           As of the date of this Agreement, to the Knowledge of the Company, (i) there is no material investigation, audit or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Authority with respect to the Company concerning employment-related matters, and (ii) no current or former employee or independent contractor of the Company has brought any material Action (or has threatened to bring any Action) against or affecting the Company.

3.13.           Employee Benefits Matters.

(a)           Section 3.13(a) of the Disclosure Schedule lists each retirement, pension, deferred compensation, medical, life insurance, disability, accident, dental, welfare, material fringe benefit, vacation, holiday, bonus, reimbursement, sick leave, excess benefit, stock option, restricted stock, stock bonus, profit-sharing, retention, transaction, severance or termination pay, change-of-control, employment, consulting, severance or other individual agreement, or other benefit plan, program, agreement, policy or arrangement covering any current or former employee, independent contractor or director of the Company, whether or not subject to ERISA, that the Company maintains or sponsors, and with respect to which the Company has any Liability (each, a "Company Plan").  Each Company Plan has been established, maintained, sponsored and administered in compliance in all material respects with all applicable Law.  The Company does not have any liability with respect to, and has not at any time contributed to or had an obligation to contribute to, any “multiemployer plan” (as defined in Section

3(37) of ERISA), pension plan which is subject to Title IV of ERISA or Section 412 of the Code or “multiemployer plan” (as described in Section 4064(a) of ERISA).

(b)           With respect to each Company Plan, the Company has delivered or made available to Parent true and complete copies of each of the following: (a) if applicable, the plan document, together with all amendments thereto, (b) if applicable, copies of any trust agreements, custodial agreements, insurance policies, administrative agreements and similar agreements, and investment management or investment advisory agreements, (c) copies of any summary plan descriptions, or employee handbooks, (d) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination or opinion letter from the Internal Revenue Service, or, if no such letter has been received, a copy of any pending request for such letter, and (e) in the case of any plan for which Forms 5500 are required to be filed, a copy of the most recently filed Forms 5500, with schedules attached.

(c)           To the Knowledge of the Company, there is no pending or threatened Action, audit or investigation relating to a Company Plan, other than routine claims in the ordinary course of business for benefits provided for by the Company Plans.  No Company Plan is or, within the last six years, has been the subject of an examination or audit by a Governmental Authority.  No Company Plan is the subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(d)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or together with a separation in service, will result in any payment under a Company Plan that would constitute an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code) to any current or former employee, director or independent contractor of the Company.

(e)           Except as required under Section 601 et seq. of ERISA, Section 4980B of the Code or similar state law, no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(f)           Each Option was granted with an exercise price that was not less than the fair market value of the underlying share of Common Stock on the date the Option was granted, as reasonably determined by the Company Board or an authorized committee thereof in good faith.

3.14.           Contracts.

(a)           Section 3.14(a) of the Disclosure Schedule sets forth a correct and complete list of each currently effective Contract to which the Company is a party as of the date hereof and which constitutes:

(i)           a written employment Contract providing for an annual base salary greater than $250,000, a Contract with any individual to provide services to the Company as an independent contractor providing for annual fees greater than $250,000, collective bargaining agreement or other Contract with any labor union or with any Company Personnel;

(ii)           a Contract (other than trade debt incurred in the ordinary course of business) under which the Company has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person, or any guarantee of the Indebtedness of any other Person;

(iii)          a non-competition, non-solicitation or exclusive dealing arrangement restricting the Company;

(iv)          a Contract that involves future expenditures or projected receipts by the Company of more than $100,000 in any one-year period or is otherwise material to the operation of the business of the Company and that is terminable by the other party or parties upon a change in control of the Company;

(v)           a Contract granting a Lien (other than Permitted Liens) upon any material property or asset of the Company;

(vi)          a lease, sublease or similar Contract with any Person under which the Company is a lessor or sublessor of, or makes available for use to any Person (other than the Company), (A) any Leased Property or (B) any portion of any premises otherwise occupied by the Company;

(vii)         a lease or similar Contract with any Person under which (A) the Company is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person (other than any Contracts that individually do not involve the payment by or to the Company of more than $25,000 in any twelve-month period and in the aggregate do not involve the payment by or to the Company of more than $250,000 in any twelve-month period) or (B) the Company is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by the Company;

(viii)        a Contract which is a joint venture or partnership agreement, or research or development collaboration or similar arrangement;

(ix)           a Contract providing for the acquisition or disposition after the date of this Agreement of any of the Company's material assets other than in the ordinary course of business consistent with past practice;

(x)            a Contract granting a third party any license to any Company Intellectual Property, or pursuant to which the Company has been granted by a third party any license to any Intellectual Property, or any other license, option or other Contract relating in whole or in part to the Company Intellectual Property or the Intellectual Property of any other Person;

(xi)           a Contract under which the Company or the Parent is, or may become, obligated to pay any severance pay or other payment that would become payable by reason of this Agreement or the transactions contemplated hereby;

(xii)          a Contract between the Company, on the one hand, and any Affiliate thereof, on the other hand;

(xiii)         any settlement, conciliation, corporate integrity or similar agreement;

(xiv)         any Contract that involves a commitment to make a capital expenditure above $250,000; or

(xv)          any other Contract that involves future expenditures or projected receipts by the Company of more than $100,000 in any one-year period or is otherwise material to the operation of the business of the Company (the Contracts set forth in the foregoing clauses (i) through (xv), other than the Leases, are collectively referred to herein as the "Material Contracts").

(b)           Each Material Contract is a valid and binding arrangement of the Company and, to the Knowledge of the Company, of each of the other parties thereto.  True and complete copies of each Material Contract have been delivered to Parent, or made available to Parent in the data room, prior to the date hereof.  Each Material Contract is in full force and effect, and none of the Company nor, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any such Material Contract.  The Company is not in receipt of any written claim of default under any such Contract, which default has not been duly cured, and, to the Knowledge of the Company, other than as set forth in Section 3.5 of the Disclosure Schedule, no circumstance or fact exists, or with notice or lapse of time or both would exist, that would give (i) Alkermes, Inc. the right to terminate the Alkermes Agreement or give rise to any claim by Alkermes, Inc. for breach thereof or (ii) the Massachusetts Institute of Technology the right to terminate that certain Patent License Agreement, dated as of August 11, 1997, by and between Massachusetts Institute of Technology and Advanced Inhalation Research, Inc., as amended, or give rise to any claim by the Massachusetts Institute of Technology for breach thereof.

3.15.           Intellectual Property.

(a)           Section 3.15(a) of the Disclosure Schedule sets forth a true and complete list of all Company Intellectual Property (other than any item that is solely Intellectual Property pursuant to clause (iv), (v) or (vi) of the definition of such term).

(b)           The Company solely owns or has valid licenses, on an exclusive basis (except for software and research tools made generally available by the owners thereof), free and clear of all known Liens, to all Company Intellectual Property that is material to the Company or the operation of its business as contemplated in the Form S-1; provided, that, no representation or warranty is made in this Section 3.15(b) with respect to matters relating to infringement or conflicts with Patents, Marks or Copyrights, which matters are the subject of Section 3.15(e).

(c)           The Company is not obligated to pay to, and does not receive from, any Person any royalty with respect to any Company Intellectual Property, except as set forth in the Contracts listed in Section 3.15(c) of the Disclosure Schedule upon commercialization of the Company Product, nor has the Company licensed any Person to use any of the Company Intellectual Property.

(d)           The Company has not given or received any written notice of any pending or threatened conflict with, or infringement of the rights of others with respect to, any Intellectual Property or with respect to any license of the Company Intellectual Property.

(e)           The Company is not subject to any Judgment with respect to, nor has it entered into or is it a party to any Contract which restricts or impairs the use of, any Company Intellectual Property.  To the Knowledge of the Company, no Company Product infringes upon or misappropriates any Intellectual Property of any third party, including any Issued Patent of any third party.

(f)           The Company has not entered into any consent, indemnification, forbearance to sue or settlement agreement with respect to Intellectual Property and no pending claims asserted in writing exist which challenge the validity or enforceability of, or the Company's ownership of or right to use, the Company Intellectual Property.

(g)           All Company Personnel who have contributed to any Company Intellectual Property have executed and delivered to the Company a confidentiality agreement restricting such Person's right to disclose proprietary information of the Company.  To the Knowledge of the Company, no Company Personnel have any claim against the Company in connection with such Person's involvement in the conception and development of any Company Intellectual Property and no such claim has been asserted or threatened in writing.  To the Knowledge of the Company, none of the Company Personnel own any Issued Patents or patent applications pending for any composition of matter, process, method of use or invention of any kind now used or needed by the Company in the furtherance of its business operations, which Patents or applications have not been assigned to the Company, with such assignment duly filed for recordation in the United States Patent and Trademark Office ("PTO"), or local patent or trademark office, if outside the United States.

(h)           Notwithstanding any other provisions in this Agreement, the foregoing provisions of Section 3.14(a)(x) and this Section 3.15 constitute the sole and exclusive representations and warranties made by the Company regarding Intellectual Property.

3.16.           Regulatory Matters.

(a)           Each Company Product subject to the FDCA or similar foreign Governmental Authority or Law, that is manufactured, tested, distributed or held by or on behalf of the Company is being manufactured, tested, developed, distributed or held by or on behalf of the Company in material compliance with applicable Law.

(b)           To the Knowledge of the Company, all clinical trials conducted by or on behalf of the Company have been, and are being, conducted in material compliance with applicable Law.

(c)           All manufacturing operations conducted by or on behalf of the Company in connection with clinical trials have been, and are being, conducted in material compliance with applicable Law.

(d)           The Company has not received any written notice or, to the Knowledge of the Company, oral notice, that the FDA or any other Governmental Authority has initiated, or threatened to initiate, nor, to the Knowledge of the Company, does the FDA or any other Governmental Authority intend to initiate, any action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application for any Company Product sponsored by the Company or otherwise restrict the preclinical research on or clinical study of any Company Product.

(e)           To the Knowledge of the Company, no employee of the Company has been excluded from participation in the Medicare or Medicaid programs or has been debarred by FDA, nor to the Knowledge of the Company is any such exclusion or debarment, threatened or pending.

(f)           Since its formation, the Company has not (i) made any untrue statement of material fact or fraudulent statement to the FDA or any similar foreign Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any similar foreign Governmental Authority, or (iii) committed any other act, made any statement, or failed to make any statement that (in any such case) that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in FDA’s Compliance Policy Guide, Section 120.100 (CPG 7150.09) or for any similar foreign Governmental Authority to invoke a similar policy.

(g)           The Company has, prior to the date of this Agreement, made available to Parent true, correct, and complete copies, as of the date of this Agreement, of (i) all Official FDA Correspondence and (ii) all filings within the Company’s possession or control made by the Company with the FDA or any similar foreign Governmental Authority and (iii) all other correspondence within the Company’s possession or control with the FDA or any similar foreign Governmental Authority, in the case of subsections (ii) and (iii), with regard to the Company Products and to the extent the Company has determined, after a reasonable and good faith inquiry, that such filings and correspondence are material.

(h)           Notwithstanding any other provisions in this Agreement, the foregoing provisions of this Section 3.16 constitute the sole and exclusive representations and warranties made by the Company regarding the FDCA or similar foreign

Governmental Authority or Law or the conduct of clinical or pre-clinical trials or manufacturing operations.

3.17.           Environmental Matters.

(a)           There are no Actions pending, or to the Knowledge of the Company, threatened against the Company which assert any claim under any Environmental Law.

(b)           To the Knowledge of the Company, there have been no Hazardous Materials generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local "superfund" site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority.

(c)           The Company is, and since January 1, 2011, has been, in material compliance with all applicable Environmental Laws, and has obtained and maintained all material permits and approvals required pursuant to applicable Environmental Laws for the operation of its business.

(d)           Notwithstanding any other provisions in this Agreement, the foregoing provisions of this Section 3.17 constitute the sole and exclusive representations and warranties made by the Company regarding matters arising under Environmental Laws or relating to Hazardous Materials.

3.18.           Taxes.

(a)           The Company has duly and timely filed (including extensions) federal income Tax Returns and all other material Tax Returns required to be filed, and all such Tax Returns are true, correct and complete in all respects.  The Company has timely paid all material Taxes which are due and payable (whether or not shown on any Tax Return).  The Company has withheld and paid all material Taxes required to be withheld and paid (and has complied with all related reporting and recordkeeping requirements).

(b)           To the Knowledge of the Company, there are no actions, suits, proceedings, audits, investigations or claims now proposed or pending against the Company concerning Taxes.  To the Knowledge of the Company, there are no unresolved claims made by a Tax Authority in a jurisdiction where the Company files Tax Returns that the Company may be subject to taxation by that jurisdiction.

(c)           The Company has never been a member of an "affiliated group" within the meaning of section 1504(a) of the Code filing a consolidated federal income Tax Return and has never been a member of any other consolidated, combined, affiliated, or unitary group for any Tax purposes, other than a group whose common parent is the Company.  The Company does not have any liability for the Taxes of any other Person under section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract, other than third-party commercial agreements not primarily related to Taxes.

(d)           There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax assessment or deficiency with respect to the Company except with respect to any extension of time within which to file a Tax Return.  There is no power of attorney with respect to any Tax matter currently in force with respect to the Company.

(e)           The Company is not a party to or bound by any closing agreement or offer in compromise with any Tax Authority.

(f)           During the preceding two years, the Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(g)           During the preceding two years, the Company has not participated in any listed transaction within the meaning of section 1.6011-4(b)(2) of the Treasury Regulations.

(h)           The Company is not and has never been required to make any adjustment pursuant to section 481(a) of the Code (or any predecessor provision) or any similar provision of state, local or foreign tax Law by reason of any change in any accounting methods.  There is no application pending with any Tax Authority requesting permission for any changes in the accounting methods of the Company for Tax purposes. To the Knowledge of the Company, no Tax Authority has proposed in writing any such adjustment or change in accounting method for Tax purposes.

(i)           The Company will not be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (a) any "closing agreement" as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax Law) executed on or prior to the Closing Date, (b) any deferred intercompany gain or excess loss account described in Treasury Regulations under section 1502 of the Code (or any corresponding or similar provision or administrative rule of federal, state, local or foreign Law), (c) any installment sale or open transaction disposition made on or prior to the Closing Date, or (d) any prepaid amount received on or prior to the Closing Date.

(j)           Notwithstanding any other provisions in this Agreement, (i) the foregoing provisions of this Section 3.18 constitute the sole and exclusive representations and warranties made by the Company regarding Taxes, Tax Returns and other matters relating to Taxes and (ii) nothing in this Agreement (including this Section 3.18) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including methods of accounting) of the Company.

3.19.           Insurance.  The Company has provided Parent with a complete list of all insurance policies owned by the Company or otherwise pertaining to its business.  All premiums due with respect to such policies have been paid.  The present insurance policies are in full force and effect and the Company is not in default under any such policies.  The Company has not received any written notice of cancellation or intent to cancel or increase premiums with respect to present insurance policies nor, to the Knowledge of the Company, is there any basis for any such action.  As of the Closing, there are no pending claims with any insurance company or any instances of a denial of coverage of the Company by any insurance company.

3.20.           Brokers.  Except for J.P. Morgan Securities LLC and Bank of America Merrill Lynch, the Company has not employed or entered into any Contract with any investment banker, broker, finder, consultant or intermediary that would be entitled to any investment banking, brokerage, finder's or similar fee in connection with the Merger or the other transactions contemplated by this Agreement.

3.21.           Transactions with Affiliates.  Except for benefits under the terms of any Company benefit plans, there are no Contracts, commitments, agreements, arrangements or other transactions between the Company, on the one hand, and any (a) executive officer or director of the Company, (b) record or beneficial owner of five percent (5%) or more of the voting securities of the Company (except for the provision of services on customary terms) known to the Company or (c) to the Knowledge of the Company, Affiliate or immediate family member of any such officer, director or beneficial owner, on the other hand.

3.22.           Certain Business Practices.  To the Knowledge of the Company, no directors, officers, agents or employees of the Company, have (a) used any funds of the Company for unlawful contributions, gifts, entertainment or other unlawful expenses; (b) made any unlawful payment with Company funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (c) made any payment with Company funds or improperly provided anything of value in the nature of bribery.

3.23.           Takeover Statutes.  The restrictions contained in Section 203 of the DGCL are not applicable to the Company.  No other "fair price", "moratorium", "control share acquisition" or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Charter Documents would prevent the consummation of the Merger or any other transactions contemplated hereby.

3.24.           Absence of Certain Developments.  Since the date of the Latest Balance Sheet until the date of this Agreement, there has not been any change, state of facts, effect, occurrence or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

3.25.           Form S-1.  As of the date of this Agreement, the Form S-1 did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.

3.26.           Other Representations or Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, THE COMPANY MAKES NO OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY OF ANY KIND OR TYPE WHATSOEVER.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company and the Company Holders, as follows:

4.1.           Organization, Good Standing and Qualification.  Each of Parent and Acquisition Sub (a) is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, and (b) has all corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, to enter into this Agreement, the Certificate of Merger and any other agreement, certificate or instrument to be executed and delivered pursuant to the terms of this Agreement, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

4.2.           Ownership of Acquisition Sub; No Prior Activities.  Parent is the sole stockholder of Acquisition Sub and is the legal and beneficial owner of all issued and outstanding shares of Acquisition Sub.  Acquisition Sub was formed solely for the purposes of effecting the Merger and the other transactions contemplated hereby.  Except as contemplated by this Agreement, Acquisition Sub does not hold, nor has it held, any material assets and has not incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or Liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.  All of the outstanding shares of capital stock of Acquisition Sub have been duly authorized and validly issued, and are fully paid and non-assessable and not subject to any preemptive rights.

4.3.           Authorization; Binding Agreement.  The execution and delivery by Parent and Acquisition Sub of this Agreement and the performance of its obligations contemplated hereby and by the Ancillary Agreements to which they are a party, have been duly and validly authorized by all corporate action on the part of Parent and Acquisition Sub and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition Sub, and this Agreement constitutes a legal, valid and binding obligation of Parent and Acquisition Sub enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

4.4.           Consents and Approvals.  The execution and delivery by each of Parent and Acquisition Sub of this Agreement and any other instrument or document required by this Agreement to be executed and delivered by each of Parent and Acquisition Sub do not, and the performance of this Agreement and any other instrument or document required by this Agreement to be executed and delivered by Parent and Acquisition Sub shall not, require Parent, Acquisition Sub or any of their respective Subsidiaries to obtain any Approval of any Person or Approval of, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except (a) for the filing of the Certificate of Merger in accordance with the DGCL and (b) the filing of a pre-merger notification and report form under the HSR Act and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other applicable competition, merger control, antitrust or similar Law.

4.5.           No Violation.  The execution, delivery, compliance with and performance by Parent or Acquisition Sub of this Agreement and each of the other documents and instruments delivered in connection therewith do not and will not (a) violate or contravene the Certificate of Incorporation or by-laws, each as amended to date, of Parent or Acquisition Sub, (b) violate or contravene any Law or Judgment to which Parent or Acquisition Sub is subject, or (c) materially conflict with or result in a breach of or constitute a default by any Parent or Acquisition Sub under any Material Contract to which Parent or Acquisition Sub is a party or by which Parent or Acquisition Sub or any of their respective assets or properties are bound or to which Parent or Acquisition Sub or any of their respective assets or properties are subject.

4.6.           Financial Capability.  Parent currently has access to sufficient immediately available funds in cash or cash equivalents, and will at the Closing have sufficient immediately available funds, in cash, to pay the Merger Consideration and any other amounts to be paid by Parent or Acquisition Sub hereunder.

4.7.           Legal Proceedings.  There are no Actions pending or, to the knowledge of Parent, threatened by or against Parent or Acquisition Sub, whether at law or in equity, or before or by any Governmental Authority, which could materially adversely affect such party's ability to perform its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement.

4.8.           Brokers.  Parent has not employed or entered into any Contract with any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement, pursuant to which the Company Holders could be liable for the fee or commission of such investment banker, broker, finder, consultant or intermediary, or for any similar fee or commission in connection with the Merger, this Agreement or the other transactions contemplated hereby.

4.9.           Acknowledgements by Parent and Acquisition Sub.  Parent and Acquisition Sub acknowledge that they have conducted to their satisfaction an independent investigation and verification of the financial condition, results of operations, assets, Liabilities, properties and projected operations of the Company and, in making their determination to proceed with the transactions contemplated by this Agreement, Parent and Acquisition Sub have relied solely on the results of their own independent investigation and verification and on the representations and warranties of the Company expressly and specifically set forth in ARTICLE III of this Agreement, including the Disclosure Schedule.

ARTICLE V
COVENANTS

5.1.           Conduct of Business by the Company Pending Closing.  During the period from the date of this Agreement until the earlier of the date of termination of this Agreement and the Closing Date, the Company shall conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve intact its business organization and relationships with third parties (including lessors, licensors, suppliers, distributors and collaborators), executives and employees.  In addition and without limiting the generality of the foregoing, except (i) as specifically contemplated or permitted by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 5.1 of the Disclosure Schedule, or (iv) unless Parent expressly consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company agrees that it will not:

(a)           transfer or otherwise dispose of any right, title or interest of the Company in any Company Intellectual Property;

(b)           (i) issue or sell any shares of capital stock, or securities convertible into or exercisable or exchangeable for capital stock, other than (A) the issuance of capital stock upon the exercise or conversion of any Options or Warrants or other securities outstanding on the date hereof in accordance with their terms and (B) the issuance of capital stock or options or other rights to acquire capital stock, in the ordinary course of business consistent with past practice and custom, under the terms of any Company Plan described in Section 3.13(a) of the Disclosure Schedule;

(c)           sell, lease, license, mortgage, pledge or otherwise encumber or subject to any Lien (other than a Permitted Lien), or otherwise dispose of, any properties or assets which are material, individually or in the aggregate, to the Company;

(d)           adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(e)           except as required by GAAP, make any material change in its methods or principles of accounting or change any annual accounting period;

(f)           (i) change any material method of accounting of the Company for Tax purposes; (ii) enter into any agreement with any Governmental Authority (including a “closing agreement” under Section 7121 of the Code) with respect to any Tax or Tax Returns of the Company; (iii) surrender a right of the Company to a Tax refund; (iv) change a material accounting period of the Company with respect to any Tax; (v) make, change or revoke any material election with respect to Taxes; or (vi) extend or waive the applicable statute of limitations with respect to any material Taxes;

(g)           adopt any amendments to the Certificate of Incorporation or Bylaws of the Company or any of its Subsidiaries or create any new Subsidiary of the Company;

(h)           make, grant or promise any bonus or any wage, salary or other compensation increase to any employee, officer, director or consultant, or make, grant or promise any material change in other employment terms for any employee or officer, other than (i) as required to comply with Law, (ii) wage increases in the ordinary course of business consistent in all material respects with past custom and practice, (iii) to fill vacancies caused by the departure of any current employee, officer, director or consultant, in any case in the ordinary course of business consistent in all material respects with past custom and practice, (iv) in connection with the hiring of any new employee or consultant with a base salary or base rate of pay, as applicable, less than $100,000 annually or (v) pursuant to such arrangements as shall have been entered into prior to the date of this Agreement and disclosed in the Disclosure Schedule;

(i)           enter into any material Company Plan or amend in any material respect any Company Plan except as required by the terms thereof or to comply with Law, terminate (other than for cause) the employment of any officer or grant any severance or termination pay to any director or officer other than pursuant to such arrangements as shall have been entered into prior to the date of this Agreement and disclosed in the Disclosure Schedule;

(j)           create, incur, assume, guarantee or otherwise become liable with respect to any Indebtedness other than in connection with the conduct of the Company’s business consistent in all material respects with past custom and practice and not involving, in the aggregate, more than $250,000;

(k)           adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any securities of the Company (other than the acquisition of Common Stock tendered by or withheld from any current or former employees or other service providers in connection with the exercise of Options or in order to pay Taxes, or for the Company to satisfy withholding obligations in respect of such Taxes, in connection with the exercise of Options or the lapse of restrictions in respect of Restricted Stock, in any case in accordance with the terms of a Company Plan described in Section 3.13(a) of the Disclosure Schedule), or adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any capital stock or other ownership interests of any of the Company’s Subsidiaries or cease to operate the properties of the Company and its Subsidiaries (either permanently or temporarily other than scheduled shut downs for routine maintenance);

(l)           cease to carry on a material part of the business of the Company as operated or carried on immediately before the date hereof;

(m)           enter into any joint venture, license or alliance with any other Person, other than licenses granted in the ordinary course of business, consistent with past practice, in connection with engaging third parties to perform services on behalf of the Company;

(n)           repurchase, redeem or otherwise acquire any outstanding equity interests or other securities of, or other ownership interest in, the Company, except for repurchases of equity from any current or former employees or other service providers pursuant to rights of repurchase in existence on the date of this Agreement and disclosed in the Disclosure Schedule;

(o)           terminate, amend or otherwise modify in any material respect any Lease, other than the automatic termination or expiration of any such Lease in accordance with its terms;

(p)           waive or cancel any material claim, account receivable, trade account or other right of the Company or any of its Subsidiaries outside the ordinary course of business;

(q)           cancel or reduce any material insurance coverage of the Company;

(r)           make capital expenditures in excess of $250,000 in the aggregate;

(s)           (i) settle or compromise any Actions or (ii) institute any Actions;

(t)           declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(u)           pay, or otherwise reimburse any Company Holder in its capacity as such, for any out-of-pocket fees, costs or expenses incurred by such Company Holder or any Affiliate thereof in connection with the abandoned initial public offering of the Company; or

(v)           authorize any of, or commit or agree to take any of, the foregoing actions.

5.2.           Antitrust Notification.

(a)           Each of the parties shall, as promptly as practicable (but in no event later than ten Business Days) following the date hereof, (i) file with the United Stated Federal Trade Commission (the "FTC") and the United States Department of Justice (the "DOJ") the premerger notification and report form, if any, required as a result of the Merger and the other transactions contemplated hereby, and shall include any supplemental information requested in connection therewith pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act") and (ii) make such other filings as are necessary or advisable in other jurisdictions in order to comply with all applicable Law relating to competition, merger control or antitrust and shall promptly provide any supplemental information requested by any applicable Governmental Authority relating thereto.  Any such filing, notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act or such other applicable Law.  The parties shall work together and shall furnish to one another such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or such other applicable Law.  The parties shall keep one another apprised of the status of any communications with, and any inquiries, comments or requests for additional information from, the FTC, the DOJ or any other applicable Governmental Authority promptly upon receipt thereof, and shall comply promptly with any such inquiry, comment or request.

(b)           Subject to the terms hereof, the parties shall use reasonable best efforts to effect the expiration or early termination of any applicable waiting periods under the HSR Act and obtain any government clearances or approvals required under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively, the "Antitrust Laws"), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Antitrust Order") that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law in the most expeditious manner practicable, provided, however, that Parent’s reasonable best efforts shall not include an obligation to agree to sell, transfer, dispose of or otherwise divest, or hold separate or otherwise subject to any restriction or limitation, any of the assets, licenses, businesses or interest of Parent, the Company or any of their respective Subsidiaries.  The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with substantive meetings, discussion or proceedings under or relating to any Antitrust Law, and, to the extent permitted by such Governmental Authority, the Company shall provide Parent the opportunity to attend and participate in any such substantive meetings, discussions or proceedings.  The foregoing obligations shall be subject to the Confidentiality Agreement and attorney-client, work product or other privilege.

5.3.           Approvals, Filings and Consents; Further Assurances.

(a)           Each of Parent, Acquisition Sub and the Company shall, as promptly as practicable, use commercially reasonable efforts to obtain all other necessary Approvals from Governmental Authorities not otherwise addressed in Section 5.2 and make all other necessary registrations and filings under applicable Law required in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger.  Parent, Acquisition Sub and the Company shall act in good faith and reasonably cooperate with the other in connection therewith and in connection with resolving any investigation or other inquiry with respect thereto.  To the extent not prohibited by Law, each party to this Agreement shall use commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Law in connection with the transactions contemplated by this Agreement.  Each of Parent, Acquisition Sub and the Company shall give the other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such Approval.  Neither the Company, on the one hand, nor Parent or any of its Subsidiaries, on the other hand, shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such Approval, investigation or other inquiry without giving Parent or the Company, as the case may be, prior notice of the meeting and discussing with Parent or the Company, as the case may be, the advisability of Parent's or the Company's representatives, as the case may be, participating in such meeting or conversation.

(b)           [Reserved]

(c)           The Company Board has declared this Agreement and the Merger and other transactions contemplated by this Agreement advisable and adopted a resolution recommending adoption and approval of this Agreement and the Merger by the Voting Holders.  The Company shall set the close of business on the day prior to the date hereof as the record date for Voting Holders to approve and adopt this Agreement, the Merger and the transactions contemplated thereby.  Promptly after execution of this Agreement, the Company shall distribute to its principal stockholders an action by written consent to approve and adopt this Agreement and the Merger in accordance with the Certificate of Incorporation and Bylaws of the Company and pursuant to Sections 228 and 251(c) of the DGCL, and shall use best efforts to deliver to Parent duly executed written consents of stockholders constituting the Stockholder Approval by 11:59 pm Eastern Time on the Business Day following the execution of this Agreement.  Promptly following the date of the Stockholder Approval, the Company shall send to the Voting Holders a notice of the Stockholder Approval pursuant to Section 228(e) of the DGCL and, pursuant to Section 262(d) of the DGCL, a notice and disclosure statement (the "Disclosure Statement"), which shall comply with applicable Law and shall include (i) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to indemnification provisions of this Agreement, the Escrow Agreement, and a statement that the execution of the letter of transmittal shall constitute approval of such terms), (ii) the Historical Financial Statements and 2014 Financials, (iii) a statement that appraisal rights are available for the Company Shares pursuant to Section 262 of the DGCL together with a copy of such section, and (iv) a letter of transmittal, including instructions for use in effecting the surrender of Company Certificates pursuant to a validly executed and duly completed letter of transmittal.  The Company agrees not to distribute the Disclosure Statement until Parent has had a reasonable opportunity to review and comment on the Disclosure Statement and the Company and Parent reasonably agree on which such comments should be reflected in the Disclosure Statement.  Promptly following the date hereof, the Company shall send written notice to each holder of an Option or Warrant of the execution of this Agreement, the anticipated closing date of the Merger and any other information required by the terms of such Option or Warrant, except to the extent any such requirements have been waived in writing by such holder.

5.4.           Access to Information.  Upon reasonable notice, the Company shall afford to the officers, employees, accountants, counsel and other representatives of Parent (the "Parent

Representatives"), reasonable access during normal working hours to all of its properties, books, Contracts and records and the Company shall furnish promptly to Parent all information concerning its and its Subsidiaries business, properties, books, Contracts, records and Company Personnel as Parent may reasonably request.  The Company shall use commercially reasonable efforts to make available to Parent Representatives, upon the reasonable request of Parent and during normal working hours, all officers, accountants, counsel and other representatives or agents of the Company for discussion of the Company's businesses, properties or current Company Personnel as Parent may reasonably request.  All information obtained by Parent pursuant to this Section 5.4 shall constitute "Confidential Information" pursuant to the terms of the Confidential Disclosure Agreement, dated July 11, 2013 between Parent and the Company (the "Confidentiality Agreement").  No investigation pursuant to this Section 5.4 or notice pursuant to Section 5.5 or any information received by a party to this Agreement will affect any representations or warranties of the parties contained in this Agreement.

5.5.           Notice of Certain Events.  Each party hereto shall promptly notify the other parties hereto of the occurrence or non-occurrence of any event, condition, fact, circumstance, occurrence, transaction or other item of which such party becomes aware after the date hereof and prior to the Closing Date that would constitute a material violation or breach of this Agreement (or a material breach of any representation or warranty contained herein), if the existence of such item on the Closing Date would constitute the non-satisfaction of any of the conditions set forth in ARTICLE VI hereof.

5.6.           Public Announcements.  Prior to the Effective Time, Parent and the Company shall consult with and obtain the approval of (which approval shall not be unreasonably withheld) the other party before issuing any press release or other public announcement with respect to the Merger or this Agreement, and no party hereto shall issue or cause to be issued any such press release prior to such consultation and approval, except to the extent required by applicable Law, in which case the party proposing to issue such press release or make such public announcement shall use commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement to attempt to agree upon mutually satisfactory text.  Upon the Closing, Parent and the Company shall issue a mutually agreed upon press release announcing the transactions contemplated hereby.  Notwithstanding the foregoing, nothing in this Section 5.6 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to fulfill such party's disclosure obligations imposed by any Regulation of any national securities exchange or automated quotation system, so long as the disclosing party consults with the other party prior to such disclosure.

5.7.           Directors' and Officers' Liability Insurance; Assumption of Indemnification Agreements.

(a)           Pursuant to the provisions of the Company Certificate of Incorporation and Bylaws, the Surviving Corporation will, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring while such persons are officers and directors to at least the same extent as is provided under the Company Certificate of Incorporation and Bylaws as in effect on the date of this

Agreement.  Neither Parent nor the Surviving Corporation will amend, repeal or modify such provisions in any manner that would adversely affect the rights thereunder of such persons; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

(b)           As of the Effective Time, Parent shall have taken such action necessary to provide directors' and officers' liability insurance coverage on terms and amounts no less favorable than those of such Company liability insurance policy in effect on the date of this Agreement (a true and complete copy of which has been made available to Parent) for any current or former officers and directors of the Company under Parent's directors' and officers' liability insurance policy with respect to any actions or omissions by such directors or officers occurring prior to the Effective Time, and shall maintain such coverage for a period of six (6) years from the Closing Date; provided, however, that Parent shall not be required to pay a premium for such insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement (the “Maximum Amount”), which premium the Company represents and warrants is set forth in Section 5.7(b) of the Disclosure Schedule; provided further that if the amount of annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent shall procure and maintain for such six-year period the most advantageous policy available for an annual premium equal to the Maximum Amount.

(c)           Parent shall pay, perform, fulfill and discharge, from and after the Effective Time, the obligations of every nature of the Company under any indemnification agreements then in effect with each of the present and former officers and directors of the Company (or his or her heirs or representatives) in accordance with the terms and conditions thereof.

(d)           The provisions of this Section 5.7 shall survive consummation of the Merger and are (a) expressly intended to benefit each of the present and former officers and directors of the Company (or his or her heirs or representatives) who are entitled to indemnification by the Company as of the date of this Agreement and (b) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

5.8.           Insurance.  The Company shall use commercially reasonably efforts to keep all insurance policies currently in effect, or comparable replacements therefor, in full force and effect through the Effective Time.

5.9.           Acquisition Proposals.

(a)           The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall not authorize or knowingly permit any of its and its Subsidiaries’ employees, stockholders, agents and Representatives to directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal for an Acquisition Proposal (as defined below) or any inquiry, proposal or offer which it reasonably believes could lead to an Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, any Acquisition Proposal or any inquiry, proposal or offer which it reasonably believes could lead to an Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Acquisition Proposal or any inquiry, proposal or offer which it reasonably believes could lead to an Acquisition Proposal, except to inform such Person of the existence of these provisions; (iv) approve, endorse, recommend, agree to or consummate any Acquisition Proposal; (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating any Acquisition Proposal or transaction contemplated thereby or (vi) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing. The Company and its Subsidiaries will as soon as possible cease any and all existing activities related to its proposed initial public offering, including the filing of any additional forms, reports or other documents with the SEC, responding to SEC comments and participating in road show presentations, engaging in discussions with underwriters and pricing the initial public offering, unless required by applicable Law or pursuant to the written consent of Parent. Neither the Company nor its Subsidiaries shall waive, amend or grant a release under any confidentiality or standstill agreements to which it or any of its Subsidiaries is a party. For purposes of this Agreement, "Acquisition Proposal" means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of a any instrument or assets that constitute 10% or more of the net revenues or net income of the Company and its Subsidiaries, in each case taken as a whole, 10% or more of the future revenue expected to be generated by CVT-301 or the ARCUS technology, or 10% or more of the aggregate equity interests of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of the aggregate equity interests of the Company or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the acquisition of 10% or more of the aggregate equity interests or assets of the Company or any of its Subsidiaries or any other transaction the consummation of which would be reasonably likely to impede, interfere with or prevent the Merger, other than the transactions contemplated by this Agreement.

(b)           As promptly as practicable after receipt of any Acquisition Proposal (but in no event later than 24 hours after receipt thereof) or any request for nonpublic information or inquiry, offer or proposal which it reasonably believes could lead to an Acquisition Proposal, the Company shall, to the extent not precluded by any obligation of confidentiality, provide Parent with oral and written notice of the receipt of such Acquisition Proposal, request, offer or inquiry, which notice shall include (i) a copy of any written Acquisition Proposal and any other documents provided to the Company or any of its Subsidiaries with respect to such Acquisition Proposal or (ii) in respect of any Acquisition Proposal, any inquiry relating to an Acquisition Proposal or any request for information relating to an Acquisition Proposal not made in writing, a written summary of the material terms of such Acquisition Proposal, inquiry or request including the identity of the Person or group of Persons making the Acquisition Proposal, inquiry or request.

(c)           Notwithstanding the foregoing, in the event that both (i) the Company has not breached Section 5.3(c) or this Section 5.9 and (ii) the Stockholder Approval has not been obtained, the Company may, directly or indirectly, furnish information and access in response to unsolicited requests therefor to any Person or group, pursuant to an appropriate confidentiality agreement, and may participate in discussions and negotiate with such Person or group concerning any Acquisition Proposal if the Company Board determines in its good faith judgment, after consultation with legal counsel and its financial advisors, that failure to do so is inconsistent with its fiduciary duties to the Company Holders under applicable Law; provided, however, that (A) in no event shall any such Acquisition Proposal or any discussion or negotiation with respect thereto give the Company the right to terminate this Agreement and (B) except for such confidentiality agreement, the Company shall not enter into any Contract with respect to such Acquisition Proposal.

5.10.           Payoff Letters. Not later than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Parent payoff letters from each Person to whom the Company owes Venture Debt setting forth the amount payable to such lender for the complete satisfaction of related Liabilities and for the release of all related Liens, all in a form reasonably consistent with existing commercial lending industry practice and reasonably satisfactory to Parent.

5.11.           No Section 338 Election or Similar Actions.  Neither Parent nor the Surviving Corporation shall make any election under section 338 of the Code (or any similar provision under state, local, or foreign Law) with respect to the acquisition of the Company; file any amended Tax Return for any Pre-Closing Tax Period; or, unless required by Law, take any other action after the Closing that would have the effect of increasing the Company Holders' indemnification obligations hereunder.

5.12.           Alkermes Payment. At the Closing, Parent shall pay and satisfy the Alkermes Option Payment, it being acknowledged by each of the parties hereto that the Merger shall constitute an Acquisition Event (as such term is defined in the Alkermes Agreement); provided, however, that if, at or prior to the Closing, the Company shall have failed to deliver to Parent a written consent of Alkermes, Inc. to the effect that the payment by Parent of such Alkermes Option Payment at the Closing shall satisfy and discharge all amounts payable to Alkermes, Inc. under the Alkermes Agreement in connection with the exercise of the option to purchase the current commercial-scale manufacturing facility equipment in accordance with Section 3.13 of the Alkermes Agreement, Parent shall pay, or cause to be paid, to Alkermes, Inc. the Alkermes Option Payment in accordance with Section 3.13 of the Alkermes Agreement.

5.13.           Employee Benefits.    To the extent such persons remain employed with the Surviving Corporation after the Closing, Parent shall cause the Surviving Corporation to provide each employee of the Company who is employed by the Company at the Effective Time (the "Continuing Employees") with (i) base salary or base rate of pay and an annual target cash bonus (or equivalent) opportunity that is, in each case, at least as favorable as those provided to such Continuing Employee by the Company immediately prior to the Effective Time, and (ii) a level of other employee benefits (but excluding equity-based compensation or benefits, retiree or post-employment welfare benefits or severance benefits) that are no less favorable in the aggregate than those provided to such Continuing Employee by the Company immediately prior to the

Effective Time, in each case for a period of twelve (12) months following the Closing Date.  For purposes of determining eligibility and vesting and for purposes of determining benefits and accruals (but not for purposes of benefit accruals under any defined benefit pension plan) under the employee benefit plans, programs, agreements or arrangements sponsored by Parent or its Plan Affiliates (the "Parent Plans") providing benefits after the Effective Time, each Continuing Employee shall receive full credit for his or her service with the Company as of the Effective Time, except to the extent that such credit would result in duplication of benefits.  In addition, and without limiting the generality of the foregoing, Parent shall use commercially reasonable efforts (i) to cause each Continuing Employee to be immediately eligible to participate, without any waiting period, in any and all Parent Plans (to the extent that such waiting period did not apply to such Continuing Employee and his or her eligible dependents under the comparable Company Plan) and (ii) to the extent permitted by the then existing terms thereof, to cause any "group health plans" (within the meaning of Section 5000(b)(1) of the Code) to (A) waive any pre-existing condition exclusions or waiting periods for each Continuing Employee (to the extent that such exclusions or waiting periods did not apply to such Continuing Employee and his or her eligible dependents under a comparable Company Plan) and (B) for the plan year in which participation in any Parent Plan first occurs, if immediately prior thereto such Continuing Employee (or his or her eligible dependents) was participating in a comparable plan of the Company or its Plan Affiliates, credit such Continuing Employee (and his or her eligible dependents) for any deductibles and out-of-pocket expenses paid, if any, during the Company or Plan Affiliate plan year in effect at the time participation in the Parent Plan commences but only for the remainder of the applicable Parent Plan year (to the extent that such credit was given under the comparable plan of the Company or its Plan Affiliates immediately prior to initial participation in the Parent Plan) in satisfying any applicable deductible or out-of-pocket requirements under any Parent Plan in which such Continuing Employee may be eligible to participate after the Effective Time for the same plan year.  Nothing contained herein is intended to amend any Company Plan or Parent Plan or to confer upon any Continuing Employee or any other Person any benefits under any benefit plans, programs, policies or other arrangements or right to employment or continued employment with Parent, the Company or the Surviving Corporation.  For the avoidance of doubt, no provision in this Section 5.13, whether express or implied, shall (i) create any third party beneficiary or other rights with respect to this Section 5.13 in any employee or former employee of the Company (including any beneficiary or dependent thereof), any other participant in any Company Plan or Parent Plan or any other Person; or (ii) create any rights to continued employment with Parent, the Company or the Surviving Corporation or in any way limit the ability of Parent, the Company or the Surviving Corporation to lawfully terminate the employment of any individual at any time and for any reason.  Notwithstanding anything herein to the contrary, the Company or Surviving Corporation agrees to provide all Continuing Employees with severance benefits in accordance with the terms of the Change in Control Severance Plan and other agreements set forth in Section 3.14(a)(xi) of the Disclosure Schedule.

5.14.           Affiliate Agreements. The Company shall use commercially reasonable efforts to (a) terminate, or cause to be terminated, at or prior to the Effective Time, all Contracts listed in Section 5.14 of the Disclosure Schedule and (b) deliver to Parent, at or prior to the Effective Time, written Contracts, documents or other instruments reasonably evidencing each such termination.

5.15.           Section 280G Vote.

(a)           Prior  to the Closing Date, the Company shall (i) use commercially reasonable efforts to obtain from each “disqualified individual” (as defined in Section 280G(c) of the Code) a waiver of all payments or other benefits that could reasonably be expected to not be deductible under Section 280G of the Code or subject to an excise Tax under Section 4999 of the Code as a result of the transactions contemplated by this Agreement, such that after giving effect to all waivers, any remaining payments or benefits shall not be deemed to be “parachute payments” (within the meaning of Section 280G of the Code) (the payments and benefits waived shall be collectively referred to as the “Section 280G Waived Payments”) and (ii), with respect to each individual who agrees to the waiver described in clause (i), submit for shareholder approval the right of such individual to receive the  Section 280G Waived Payments in a manner that is intended to satisfy the requirements of Section 280G(b)(5)(B) of the Code (and the Treasury Regulations promulgated thereunder).

(b)           To the extent that any contract, agreement, or plan is entered into by Parent (on behalf of itself or the Company or any of its Subsidiaries or any of their respective Affiliates) and a “disqualified individual” (as defined in Section 280G(c) of the Code) in connection with the transactions contemplated by this Agreement on or before the Closing Date, Parent shall calculate or determine the value (for the purposes of Section 280G of the Code) of any payment or benefit that could reasonably be expected to constitute a “parachute payment” under Section 280G of the Code and shall provide the Company with such calculation or value and any other material terms of such arrangements not later than ten (10) days prior to the Closing Date.  The Company shall have no Liability to Parent with respect to any contract, agreement or plan described in this subsection (b).

(c)           The Company shall provide to Parent a reasonable opportunity to review and comment upon drafts of any waivers, disclosure documents and other relevant documents relating to the waiver and vote contemplated by this Section 5.15.

ARTICLE VI
CONDITIONS PRECEDENT TO THE MERGER

6.1.           Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Stockholder Approval.  This Agreement and the Merger and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of the Company in accordance with the terms of the DGCL and the Company Certificate of Incorporation and Bylaws.

(b)           Governmental Approvals.  All Approvals of, or declarations, notices or filings, with any Governmental Authority required to be obtained or made in order to consummate the Merger, as set forth in Sections 3.4 or 4.4 hereof or the corresponding sections of the Disclosure Schedule shall have been obtained or made.

(c)           No Adverse Governmental Proceedings.  There will not be pending any proceeding by any Governmental Authority challenging or seeking to restrain or prohibit the consummation of the transactions contemplated herein, and no Law or temporary restraining order, preliminary or permanent injunction shall be in effect that prohibits the consummation of the transactions contemplated herein.

(d)           Certificate of Merger.  Prior to the Effective Time and following the satisfaction or waiver of all of the other conditions set forth in this ARTICLE VI, the Certificate of Merger shall be accepted for filing with the Secretary of State of the State of Delaware.

(e)           Antitrust Laws.  Any applicable waiting period under the HSR Act or any other applicable Antitrust Law shall have expired or shall have been terminated.

6.2.           Additional Conditions to Obligations of Parent and Acquisition Sub.  The obligations of Parent and Acquisition Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality (including in the definition of Material Adverse Effect) shall be true and correct, and all other representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)           [Reserved]

(d)           Resignations.  Parent shall have received copies of the resignations, effective as of the Effective Time, of each corporate officer of the Company and each member of the Company Board, solely in their capacities thereof (other than any such resignations which Parent designates, by written notice to the Company, as unnecessary).

(e)           Officer's Certificate.  The Company shall have delivered to Parent a certificate of the President and Chief Executive Officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(f)           Good Standing Certificates.  The Company shall have delivered to Parent with respect to the Company, a certificate of good standing from the Secretary of State of the State of Delaware and any other material jurisdictions in which such entity is qualified to do business as a foreign corporation.

(g)           FIRPTA Certificate.  Parent will have received from the Company a certification (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), certifying that interests in the Company are not U.S. real property interests.

(h)           Material Adverse Effect.  There shall be no Material Adverse Effect with respect to the Company occurring after the date of this Agreement in existence on the Closing Date.

(i)           Escrow Agreement.  Parent will have received a copy of the Escrow Agreement, duly executed by the Representative and the Escrow Agent.

(j)           Payments Administrator Agreement.  Parent will have received a copy of the Payments Administrator Agreement, duly executed by the Representative and the Payments Administrator.

(k)           Approving Stockholders.  Company Holders holding at least seventy-five percent (75%) of the outstanding Company Shares shall have approved and authorized the Company’s execution and delivery of this Agreement, the Merger and the other transactions contemplated hereby and thereby.

6.3.           Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Acquisition Sub set forth in this Agreement that are qualified as to materiality shall be true and correct, and all other representations and warranties of Parent and Acquisition Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(b)           Agreements and Covenants.  Each of Parent and Acquisition Sub shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)           Delivery of Merger Consideration.  Parent shall have delivered the Closing Merger Consideration to the Payments Administrator, the Escrow Amount to the Escrow Agent, and the Representative Reimbursement Amount to the Representative.

(d)           Parent Officer's Certificate.  Parent shall have delivered to the Company a certificate of an authorized person of Parent, dated as of the Closing Date, certifying that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.

(e)           Discharge of Venture Debt.  Parent shall have paid and satisfied all Liabilities with respect to the Venture Debt.

(f)           Alkermes Equipment Option Payment.  Parent shall be in compliance with its obligations to be performed at Closing under Section 5.12 of this Agreement.

(g)           Transaction Expenses.  Parent shall pay, at the Effective Time, all unpaid Transaction Expenses set forth on the statement to be delivered by the Company pursuant to Section 7.4(b).

(h)           Escrow Agreement.  The Company shall have received a copy of the Escrow Agreement, duly executed by the Parent and the Escrow Agent.

(i)           Payments Administrator Agreement.  The Company shall have received a copy of the Payments Administrator Agreement, duly executed by the Parent and the Payments Administrator.

ARTICLE VII
TERMINATION AND EXPENSES

7.1.           Termination.  This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding the Stockholder Approval:

(a)           By mutual written consent duly authorized by the Company and the Parent;

(b)           By either Parent or the Company if the Merger shall not have been consummated on or before the date (the "Outside Date") which is ninety (90) days following the date of this Agreement; provided, however, that if the Merger shall not have been consummated solely due to any Approval from any Governmental Authority necessary for the consummation of the Merger not having been received, then such Outside Date shall be extended until such Approvals are obtained, but in any event, not more than one hundred twenty (120) days after the date that would otherwise be the Outside Date; and provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c)           By either Parent or the Company, if a Court or other Governmental Authority shall have issued a Judgment or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger, subject to Section 5.2(b) above.

(d)           By Parent, if neither Parent nor Acquisition Sub is in material breach of any its obligations under this Agreement, and if the Company shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 6.1 or 6.2, and which breach or failure to perform (i) is incapable of being cured, or (ii) if capable of being cured is not cured prior to the earlier to occur of (x) forty-five (45) days following the date of written notice of such breach and (y) the Business Day prior to the Outside Date;

(e)           By the Company, if it is not in material breach of any of its obligations under this Agreement, and if Parent or Acquisition Sub shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 6.1 or 6.3, and which breach or failure to perform (i) is incapable of being cured, or (ii) if capable of being cured is not cured prior to the earlier to occur of (x) forty-five (45) days following the date of written notice of such breach and (y) the Business Day prior to the Outside Date;

(f)           By Parent, if the Stockholder Approval has not been delivered to Parent on or before 11:59 p.m. Eastern Time on the Business Day following the execution of this Agreement, or

(g)           By the Parent, if the Company has breached its obligations under Section 5.9 and such breach has not been cured within forty-eight (48) hours of notice by Parent of such breach.

7.2.           Effect of Termination.

(a)           In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than this Section 7.2 and Section 7.4, which shall survive such termination) will forthwith become void, and there will be no Liability on the part of Parent, Acquisition Sub, the Company or the Company Holders or any of their respective officers or directors to the other (other than as set forth in Section 7.2(b) and Section 7.2(c) below) and all rights and obligations of any party hereto will cease, except that (i) no party shall be relieved of any Liability arising from any breach by such party of any provision of this Agreement and (ii) the rights of either party to compel specific performance by the other party of its respective obligations under this Agreement shall not be impaired.

(b)           The Company shall pay to Parent a termination fee (the "Company Termination Fee") equal to two percent (2%) of the Base Amount  in immediately available funds solely in the event that Parent terminates this Agreement pursuant to Section 7.1(f) or Section 7.1(g).  Any payment required to be made pursuant to this Section 7.2(b) shall be made by wire transfer of immediately available funds to an account designated by Parent not later than two (2) Business Days after the date of termination.

(c)           The Parent shall pay to the Company a termination fee (the "Parent Termination Fee") equal to five percent (5%) of the Base Amount in immediately available funds in the event that the transaction is not consummated due to the termination of this Agreement pursuant to (A) Section 7.1(c) as a result of any final and non-appealable Antitrust Order restraining, enjoining or prohibiting the consummation of the Merger or (B) (i) Section 7.1(b), and (ii) at the time of such termination all of the conditions set forth in Sections 6.2(a) and 6.2(b) shall have been satisfied or waived (other than those conditions that could only be satisfied at the Closing), and  the condition set forth in Section 6.1(e) shall not have been satisfied.  Any payment required to be made pursuant to this Section 7.2(c) shall be made by wire transfer of immediately available funds to an account designated by the Company not later than two (2) Business Days after the date of termination.

(d)           In the event that the Company shall fail to pay the Company Termination Fee or Parent fails to pay the Parent Termination Fee, the Company shall reimburse Parent, or Parent shall reimburse the Company, respectively, for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 7.2, together with interest on the amount due pursuant to Section 7.2, from the date such payment was required to be made until the date of payment at a rate equal to the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made, or, if lower, the maximum rate permitted to be charged by applicable Law.

7.3.           Transfer Taxes.  For purposes hereof, all Transfer Taxes, if any, incurred by the Company, the Surviving Corporation or Parent as a result of the consummation of the Merger contemplated hereby shall be payable 50% by Parent, on the one hand, and 50% by the Company Holders, on the other hand.  The parties shall cooperate in the preparation and filing of all such Tax Returns and in obtaining any available exemptions or refunds with respect thereto.

7.4.           Expenses.

(a)           Parent or Acquisition Sub shall pay the filing fees, expenses and disbursements relating to filings under the HSR Act and any applicable foreign competition, merger control, antitrust or similar Laws.

(b)           At least three (3) Business Days prior to the Closing Date, the Company shall provide to Parent a statement of paid and unpaid Transaction Expenses as of the Effective Time, which statement shall be complete and correct as of the Effective Time.  In the event the Merger is consummated, all unpaid Transaction Expenses at the Effective Time that are set forth on such statement shall be paid promptly by the Parent or the Surviving Corporation (subject to any applicable reduction in Merger Consideration as set forth herein).  It is understood and agreed that certain of such Transaction Expenses may be paid by the Company prior to or after the execution of this

Agreement, and Parent agrees to refrain from taking any action which would prevent or delay the payment of such fees and expenses by the Company.  In the event the Merger is not consummated, neither the Parent nor Acquisition Sub will have any obligation to pay the Company's Transaction Expenses other than under Section 7.4(a) hereof.

ARTICLE VIII
REPRESENTATIVE

8.1.           Authorization of the Representative; Inability to Perform.

(a)           Each Company Holder, by its approval of this Agreement, makes, constitutes and appoints the Representative such Person's true, lawful and exclusive attorney-in-fact for and in such Person's name, place, and stead and for its use and benefit, to prepare, execute, certify, acknowledge, swear to, file, deliver, or record any and all agreements, instruments or other documents, and to take any and all actions, that are within the scope and authority of the Representative provided for in this Section 8.1.  The grant of authority provided for in this Section 8.1(a) is coupled with an interest and is being granted, in part, as an inducement to the parties hereto to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Company Holder and shall be binding on any successor thereto, and shall survive the payment of all or any portion of the Escrow Fund.

(b)           By virtue of the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by the Company Holders, each Company Holder shall be deemed to have agreed to appoint the Representative as its agent and attorney-in-fact for and on behalf of the Company Holders in connection with, and to facilitate the consummation of the transactions contemplated by, this Agreement and any other related transaction documents, and in connection with the activities to be performed on behalf of the Company Holders under this Agreement, for the purposes and with the powers and authority hereinafter set forth in this ARTICLE VIII, which shall include the full power and authority:

(i)           to take such actions and to execute and deliver such amendments, modifications, waivers settlements, compromises and consents in connection with this Agreement and the other transaction documents and the consummation of the transactions contemplated hereby and thereby as the Representative, in its reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement and Ancillary Agreements;

(ii)           as the agent of the Company Holders, to enforce and protect the rights and interests of the Company Holders and to enforce and protect the rights and interests of the Representative arising out of or under or in any manner relating to this Agreement and each other transaction document and, in connection therewith, to: (A) resolve all questions, disputes, conflicts and controversies concerning (1)  the payment (or non-payment) of any of the Escrow Amount and (2) indemnification claims pursuant to ARTICLE IX; (B) employ such agents, consultants and professionals, to delegate authority to its agents, to take such actions and to execute such documents on behalf of the Company Holders in connection with ARTICLE II and ARTICLE IX and otherwise under this Agreement as the Representative, in its reasonable discretion, deems to be in the best interest of the Company Holders; (C) assert or institute any Claim, Action or investigation; (D) investigate, defend, contest or litigate any Action initiated by Parent or the Surviving Corporation, or any other Person, against the Representative, and receive process on behalf of any or all Company Holders in any such Claim, Action or investigation and compromise or settle on such terms as the Representative shall determine to be appropriate, give receipts, releases and discharges on behalf of all of the Company Holders with respect to any such Claim, Action or investigation; (E) file any proofs, debts, claims and petitions as the Representative may deem advisable or necessary; (F) settle or compromise any Claims asserted under ARTICLE II and ARTICLE IX or otherwise under this Agreement; (G) assume, on behalf of all of the Company Holders, the defense of any Claim that is the basis of any claim asserted under ARTICLE II and ARTICLE IX or otherwise under this Agreement; and (H) file and prosecute appeals from any decision, Judgment or award rendered in any of the foregoing Claims, Actions or investigations, it being understood that the Representative shall not have any obligation to take any such Actions, and shall not have liability to the Company Holders for any failure to take any such action;

(iii)           to enforce payment of any other amounts payable to the Company Holders, in each case on behalf of the Company Holders, in the name of the Representative;

(iv)           to waive or refrain from enforcing any right of the Company Holders or any of them and/or of the Representative arising out of or under or in any manner relating to this Agreement or any other transaction document; and

(v)           to make, execute, acknowledge and deliver all such other agreements, amendments, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraphs (i) through (iv) above and the transactions contemplated by this Agreement and the other transaction documents.

(c)           The Representative shall use its commercially reasonable efforts to provide updates of the information for payment to the Company Holders, including the Company Holders' address and wire instructions, as applicable, to the Payments Administrator, to reflect any assignments or other changes in factual information since the Closing, in connection with any payments made to the Company Holders pursuant to Sections 8.2 or 9.4.

(d)           In the event the Representative becomes unable to perform his responsibilities hereunder or resigns from such position, another representative shall be selected to fill the vacancy of the Representative, and such substituted representative shall be deemed to be a Representative for all purposes of this Agreement and the documents delivered pursuant hereto.  Such replacement representative shall be appointed upon the approval, if prior to the Effective Time, of a majority in interest of the Company Holders who hold Preferred Stock (calculated on an as-converted basis), or, after the Effective Time, upon approval of a majority in interest of the Company Holders who are beneficiaries in the Escrow Fund, in accordance with their respective Pro Rata Portions.

(e)           All actions, decisions and instructions of the Representative shall be conclusive and binding upon each of the Company Holders.  Parent and the Surviving Corporation shall be entitled to rely exclusively upon the communications of the Representative relating to the foregoing as the communications of the Company Holders.  None of Parent or the Surviving Corporation shall be held liable or accountable in any manner for any act or omission of the Representative in such capacity.

(f)           Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that (i) the Representative may not enter into or grant any amendments, modifications, waivers or consents described in Section 10.2 or Section 10.5 unless such amendments, modifications, waivers or consents shall affect each Company Holder similarly and to the same relative extent, and (ii) any such amendment, modification, waiver or consent that affects any Company Holder in a manner that is adverse in relation to other Company Holders must be executed by such adversely affected Company Holder to be binding on such Company Holder.

8.2.           Representative Reimbursement Amount.  The Representative Reimbursement Amount shall be held by the Representative in a segregated account for reimbursements payable to the Representative under this Section 8.2, or, as provided below, the payment of fees, commissions or other compensation to the Representative.  In the event that Representative utilizes the entire Representative Reimbursement Amount, the Representative shall be entitled to draw any additional amounts necessary for reimbursements payable to the Representative from the Escrow Fund, subject to and in accordance with the provisions of the Escrow Agreement.  The portion of the Representative Reimbursement Amount contributed following the Effective Time pursuant to this Section with respect to each holder of Company Shares, Options and Warrants shall be in accordance with such holder's Pro Rata Portion.  Any portion of the Representative Reimbursement Amount originally deposited with the Representative at the Closing that has not been utilized by the Representative pursuant to the terms of this Agreement on or prior to the end of the period in which the Indemnified Parties may make claims for indemnification pursuant to ARTICLE IX or, if later, the date on which all indemnification claims of Indemnified Parties outstanding at the end of such period have been discharged in full, shall be delivered by the Representative to the Payments Administrator for further distribution to the Company Holders.

8.3.           Exculpation.

(a)           In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Representative hereunder or thereunder (i) the Representative shall not assume any, and shall incur no, responsibility or liability whatsoever to any Company Holder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement or any other transaction document, unless by the Representative's gross negligence or willful and intentional misconduct, and (ii) the Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representative pursuant to such advice shall in no event subject the Representative to liability to any Company Holder unless by the Representative's gross negligence or willful and intentional misconduct.  Except as set forth in the previous sentence, notwithstanding anything to the contrary contained in this Agreement, the Representative shall have no liability whatsoever to Parent or the Surviving Corporation or any other Person.  The Company Holders will indemnify, defend and hold harmless the Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Representative Losses") arising out of or in connection with the Representative's execution and performance of this Agreement or any other transaction document, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Representative, the Representative will reimburse the Company Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Representative by the Company Holders, any such Representative Losses may be recovered by the Representative from (i) the funds in the Representative Reimbursement Amount, and (ii) the amounts in the Escrow Fund at such time as remaining amounts would otherwise be distributable to the Company Holders; provided, that while this section allows the Representative to be paid from the Representative Reimbursement Amount and the Escrow Fund, this does not relieve the Company Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Representative from seeking any remedies available to it at law or otherwise. In no event will the Representative be required to advance its own funds on behalf of the Company Holders or otherwise. The Company Holders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Representative or the termination of this Agreement.  Notwithstanding the foregoing, no Company Holder shall have any liability with respect to Representative Losses in excess of the Merger Consideration received by such Company Holder.

(b)           All of the immunities and powers granted to the Representative under this Agreement shall survive until the earlier of (i) the termination of this Agreement or (ii) the distribution of the Representative Reimbursement Amount to Company Holders pursuant to Section 8.2.  The provisions of this ARTICLE VIII shall be binding upon the executors, heirs, legal representatives, successors and assigns of each Company Holder, and any references in this Agreement to a Company Holder or the Company Holders shall mean and include the successors to the Company Holders' rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(c)           The adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by the Stockholder Approval shall also be deemed to constitute approval of all arrangements relating to the transactions contemplated hereby and to the provisions hereof binding upon the Voting Holders, including this Section 8.3.

(d)           In no event shall any of the provisions set forth in this ARTICLE VIII be binding upon or result in any liability to Parent, Acquisition Sub, the Surviving Corporation or any of their respective directors, managers, officers, employees, agents, stockholders or Affiliates (except to the extent that any such directors, managers, officers, employees, agents, stockholders or Affiliates is a Company Holder and then only in their capacity as a Company Holder).

ARTICLE IX
INDEMNIFICATION

9.1.           General Indemnification.

(a)           Subject to the limitations set forth in this ARTICLE IX, from and after the Closing Date, Parent, Acquisition Sub and the Surviving Corporation and each of their respective present and former officers, directors, employees, agents, stockholders, members, partners, managers, representatives, assigns, successors and Affiliates (each, an "Indemnified Party" and collectively the "Indemnified Parties") shall be indemnified solely (except for Securityholder Claims as set forth in Section 9.2(g)) out of the Escrow Fund  against all Liabilities, losses, claims, damages, Actions (including informal proceedings), investigations, audits, demands, assessments, adjustments, Judgments, settlement payments, deficiencies, Taxes, penalties, fines and costs and expenses (including reasonable attorneys' fees and disbursements of every kind, nature and description and costs of enforcing rights to indemnity hereunder) (collectively, "Damages"), arising out of, relating to or caused by any of the following:

(i)           any breach of the representations or warranties made by the Company in this Agreement;

(ii)          any failure by the Company to satisfy or perform any covenant, agreement or term of this Agreement, required to be satisfied or performed by the Company prior to the Effective Time; and

(iii)         any failure of any Company Holder to have good and valid title to the Company Shares, Options and Warrants issued in the name of such Company Holder, free and clear of all Liens.

9.2.           Limitation and Survival of Indemnification Obligations.

(a)           De Minimis Claims Excluded and Threshold.  There shall be no liability for indemnification under Section 9.1(a)(i) and Section 9.1(a)(ii), unless (i) with respect to any given claim for Damages, the amount of such individual claim (aggregating all claims and Damages from substantially the same or similar facts)

exceeds $100,000 (each a "De Minimis Claim") and (ii) the aggregate amount of Damages for non-De Minimis Claims under said Sections 9.1(a)(i) and 9.1(a)(ii) exceeds one-half percent (0.5%) of the Base Amount (the "Deductible"), at which time, subject to the remainder of this Section 9.2,  the Indemnified Parties will be entitled to indemnification for only the amount of such Damages (for clarity, excluding any De Minimis Claims) that exceed the Deductible; provided, however, that the restrictions for De Minimis Claims and the Deductible shall not apply to any Securityholder Claims or any breach of any representation or warranty contained in Section 3.1, Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.2(d), Section 3.3, Section 3.6, Section 3.18, Section 3.20, Section 3.22, or Section 3.23 (the “Specified Representations”).

(b)           Determination of Damages.  Solely for purposes of calculating the amount of any Damages arising out of, relating to, or caused by any breach by the Company of any representation or warranty made by the Company in this Agreement for which an Indemnified Party is entitled to indemnification pursuant to this ARTICLE IX or would be entitled to indemnification pursuant to this ARTICLE IX but for any limitation imposed on the payment thereof by the Deductible, any references in any such representation or warranty to “material,” “materiality,” “Material Adverse Effect” or similar qualifications shall be disregarded.

(c)           Liability Caps.  Notwithstanding anything in this Agreement to the contrary, except in the case of fraud, any Claims for indemnification under Section 9.1 shall be satisfied solely out of and limited solely to (i) with respect to Claims, other than Securityholder Claims, the Escrow Fund and (ii) with respect to Securityholder Claims against a Company Holder individually, first such Company Holder's Pro Rata Portion of the Escrow Fund, and after the exhaustion of such Company Holder's Pro Rata Portion of the Escrow Fund, the Merger Consideration received by such Company Holder (the "Securityholder Cap").

(d)           Sole and Exclusive Remedy.  In the event the Merger is consummated, the sole and exclusive remedies of Indemnified Parties for any Claims pursuant to ARTICLE IX or for any other Damages arising out of or in connection with the Merger or otherwise under this Agreement or any Ancillary Agreement shall, except in the case of fraud, be (i) to assert Claims, other than Securityholder Claims, against the Escrow Fund held in escrow pursuant to the Escrow Agreement and (ii) to assert Securityholder Claims against an individual Company Holder, first against such Company Holder's Pro Rata Portion of the Escrow Fund, and after the exhaustion of such Company Holder's Pro Rata Portion of the Escrow Fund, the Merger Consideration received by such Company Holder; provided, however, that nothing in this Section 9.2(d) shall be deemed to limit or restrict the rights of the Indemnified Party to seek specific performance or other injunctive relief.

(e)           Limitations on Individual Liability.  No Company Holder shall have any liability (i) with respect to Claims other than Securityholder Claims, in excess of its Pro Rata Portion of the Escrow Fund and (ii) with respect to Securityholder Claims against such Company Holder individually, in excess of its Pro Rata Portion of the Escrow Fund and after the exhaustion of its Pro Rata Portion of the Escrow Fund, the

Merger Consideration received by such Company Holder, in each case, except in the case of fraud.  In the event that the Merger is not consummated, no Company Holder shall have any liability under or with respect to this Agreement.  Any Damages satisfied from the Escrow Fund in respect of a Claim made pursuant to Section 9.1, other than Securityholder Claims, shall reduce each Company Holder's then-existing Pro Rata Portion of the Escrow Fund on a pro rata basis.  Any Damages satisfied from the Escrow Fund in respect of a Securityholder Claim shall be satisfied first from the Escrow Fund and shall reduce the Pro Rata Portion of the Escrow Fund of the Company Holder who is the subject of the Securityholder Claim.  Without limiting the generality of the foregoing, in no event shall any Indemnified Party, its successors or permitted assigns be entitled to claim or seek rescission of the transactions consummated by this Agreement, except in the case of fraud.

(f)           Several and Not Joint Liability; Additional Remedies.  Notwithstanding anything in this Agreement to the contrary, the Company Holders shall have several, and not joint nor joint and several, liability under this ARTICLE IX; provided, however, that nothing in this Section 9.2(f) shall be deemed to limit or restrict the rights of the Indemnified Party to pursue the remedies of specific performance or other injunctive relief against any breaching Company Holder in connection with any Securityholder Claim, up to the Securityholder Cap.  In no event shall a Company Holder be liable under this ARTICLE IX for any Securityholder Claims arising out of any act, omission, breach or failure of any other Company Holder.

(g)           For purposes of this Agreement, "Securityholder Claims" means any Claims for indemnification against such Company Holder under Section 9.1(a)(iii).

(h)           Notwithstanding Section 5.7, each Company Holder hereby agrees that it will not make any claim for indemnification or advancement of expenses against Parent, the Surviving Corporation or the Company by reason of the fact that such Company Holder was a controlling person, officer, director, employee, agent, stockholder, representative or Affiliate of the Company or was serving as such for another Person at the request of the Company (whether such claim is for Damages of any kind or otherwise and whether such claim is pursuant to any statute, organizational document, contractual obligation or otherwise) with respect to any Claim brought by an Indemnified Party against the Escrow Fund or any such Company Holder under this ARTICLE IX.  Notwithstanding Section 5.7, with respect to any Claim brought by an Indemnified Party against the Escrow Fund or any Company Holder under this ARTICLE IX, each Company Holder expressly waives any right of subrogation, contribution, advancement, indemnification or other claim against the Company, Parent or the Surviving Corporation with respect to any amounts owed by such Company Holder pursuant to this ARTICLE IX.

(i)           With respect to any indemnification obligations under Section 9.1, Indemnified Parties shall have no right to indemnification unless an Indemnified Party delivers to the Representative an Indemnification Notice or a notice of Claims under Section 9.5(a) or (b), in each case on or before the date that is the twelve (12)-month anniversary of the Closing Date (the "Escrow Termination Date").

(j)           The representations, warranties and covenants of the Company, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 6.2(a) or Section 6.2(b).

9.3.           Survival and Expiration of Representations and Warranties.

(a)           The representations and warranties of the Company in this Agreement shall survive the Closing and shall expire on the Escrow Termination Date, subject to the provisions of Section 9.3(b).  It is the express intent of the parties that, if an applicable survival period as contemplated by this Section 9.3 is shorter than the statute of limitations that would otherwise apply, then, by contract, the applicable statute of limitations shall be reduced to the survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 9.3 for the assertion of claims under this Agreement are the result of arms-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

(b)            Notwithstanding anything to the contrary herein, any Claim alleging any misrepresentation, breach or inaccuracy of any representation or warranty or any breach of covenant made in compliance with the provisions of Section 9.2(i) prior to the Escrow Termination Date shall survive the expiration of such representation or warranty or covenant until final resolution of such Claim and payment of any Damages associated therewith.

9.4.           Release of Escrow Fund.  In accordance with the terms and conditions of the Escrow Agreement, on the Escrow Termination Date, any amounts remaining in the Escrow Fund minus any portion of the Escrow Fund subject to pending Claims shall be released from the Escrow Fund for disbursement to the Company Holders in accordance with their respective then-existing Pro Rata Portions thereof.  Any remaining portion of the Escrow Fund, after payment and satisfaction of any and all pending Claims, shall be released from the Escrow Fund for disbursement to the Company Holders promptly following resolution of such pending Claims.

9.5.           Indemnification Procedures.  All claims for indemnification under this ARTICLE IX ("Claims") shall be asserted and resolved as follows:

(a)           Third Party Claims.

(i)           Promptly after receipt by any Indemnified Party of notice of the commencement of any action by a third party in respect of which the Indemnified Party would be entitled to indemnification under ARTICLE IX (a "Third Party Claim"), the Indemnified Party shall notify the Representative in writing (an "Indemnification Notice"), who shall in turn notify each person that is obligated to provide such indemnification (an "Indemnifying Party") thereof in writing, but any failure to so notify the Representative or the Indemnifying Party, as the case may be, shall not relieve the

Indemnifying Party from any liability that it may have to the Indemnified Party other than, in the case of a failure to notify the Representative, to the extent the Indemnifying Party is materially prejudiced thereby or such Indemnification Notice is not delivered by the Indemnified Party to the Representative within twelve (12) months following the Closing Date as required by Section 9.2(i).  Such notification shall include a description in reasonable detail (to the extent known by the Indemnified Party) of the facts constituting the basis for such Third Party Claim and the amount of the Damages claimed.

(ii)           The Representative shall, for and on behalf of the Indemnifying Party, have the right to assume control of the defense of the Indemnified Party against the Third Party Claim with counsel reasonably satisfactory to such Indemnified Party or, if the Representative does not assume such defense, to participate in the defense of such Third Party Claim.

(iii)           So long as the Representative is conducting the defense of the Third Party Claim (A) the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ counsel at its own cost and expense (which cost and expense shall not constitute Damages) to assist in the handling of such Third Party Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (x) so requested by the Representative on behalf of the Indemnifying Party, to participate or (y) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable and (B) the Representative shall not consent to the entry of any Judgment or enter into any settlement that subjects the Indemnified Party to any injunctive relief or other equitable remedy or does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect of such Third Party Claim, unless with the consent of each Indemnified Party.

(iv)           Notwithstanding the foregoing, if with respect to a Third Party Claim, (A) such Third Party Claim seeks equitable relief that would materially adversely affect the ongoing business of any of the Indemnified Parties (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business) if such Third Party Claim is decided against any of the Indemnified Parties, (B) the Representative, on behalf of the Indemnifying Party, does not provide the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Representative, on behalf of the Indemnifying Party, will have adequate financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (C) such Third Party Claim relates to or otherwise arises in connection with Intellectual Property or any criminal or regulatory enforcement Action, (D) the Representative, on behalf of the Indemnifying Party, does not actively and diligently conduct the defense of the Third Party Claim, (E) the Indemnified Party has been advised by counsel that (x) there are one or more legal or equitable defenses available to it with a reasonable prospect of success which are not available to the Representative or the Indemnifying Party or (y) there exists a reasonable likelihood of a conflict of interest between the Indemnified Party and the Representative or the Indemnifying Party; (F) the Third Party Claim could reasonably be expected to give rise to Damages which are more than two times (2x) the aggregate amount remaining to be indemnified under the Escrow Amount after giving effect to all other claims paid or pending claims pursuant to Section 9.1, (G) the Third Party Claim relates to or arises in connection with any criminal proceeding, indictment, allegation or investigation of the Indemnified Party, then, in any such case, the Indemnified Parties shall be entitled to assume control of the defense of such Third Party Claim, including the right to contest and defend such Third Party Claim in the first instance and to settle such Third Party Claim with the consent of the Representative, on behalf of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.  If the Indemnified Parties do not contest and defend such Third Party Claim, the Representative, on behalf of the Indemnifying Party, shall have the right to contest and defend such Third Party Claim and to settle such Third Party Claim with the consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, subject to Section 9.5(a)(ii).  If the Indemnified Parties shall have exercised the right to contest, defend and settle any such Third Party Claim instead of the Representative, by reason of the foregoing provisions of this Section 9.5(a)(iv), the Representative, on behalf of the Indemnifying Party, shall be entitled, at the cost and expense of the Indemnifying Party, to participate in the defense of such Third Party Claim and to employ counsel.

(v)           If for any reason the Representative does not assume and conduct the defense of the Third Party Claim on behalf of the Indemnifying Party, the Indemnified Party shall have the right to defend such Third Party Claim at the cost and expense of the Indemnifying Party, and the Indemnifying Party will promptly reimburse the Indemnified Party therefor in accordance with this Section 9.5(a), subject to the limitations set forth herein.

(vi)           The reimbursement of fees, costs and expenses incurred by the Indemnified Party as required by this Section 9.5(a) shall be made from the Escrow Fund by periodic payments during the course of the investigations or defense, as and when bills are received or expenses incurred.

(vii)           The party controlling the defense of the Third Party Claim shall keep the other party advised of the status of such Third Party Claim and the defense thereof and shall consider recommendations made by the other party with respect thereto.

(b)           Other Claims.  In the event any Indemnified Party should have a Claim under this ARTICLE IX that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver written notice of such Claim promptly and stating the nature, basis and amount of the Claim in reasonable detail to the Representative, who in turn shall notify the Indemnifying Party.  The failure by any Indemnified Party to so notify the Representative, or the Representative to so notify the Indemnifying Party, as the case may be, shall not relieve any liability under this ARTICLE IX, except, in the case of a failure to notify the Representative, to the extent that the ability to defend such Claim or demand shall have been materially prejudiced as a result of such failure or such notice of

Claim is not delivered by the Indemnified Party to the Representative within twelve (12) months following the Closing Date as required by Section 9.2(i).  If the Representative, on behalf of the Indemnifying Party, disputes the liability with respect to such Claim, the Representative, on behalf of the Indemnifying Party, and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate Court of competent jurisdiction.

9.6.           Tax Treatment.  Any payments made under this ARTICLE IX or Section 9.4 shall be treated, to the extent consistent with applicable Law, as an adjustment to the Closing Merger Consideration for all Tax purposes.

9.7.           Limitations.

(a)           In no event shall any Indemnifying Party be responsible or liable for any Damages or other amounts under this ARTICLE IX for special or punitive damages unless such Damages are included in the Damages payable in a Third Party Claim.  Nothing herein shall limit the obligations of the Indemnified Parties to mitigate damages to the extent require by applicable Law. Any request for indemnification of specific costs will include invoices and supporting documents containing reasonably detailed information about the costs and/or damages for which indemnification is being sought.

(b)           The amount of Damages recoverable by an Indemnified Party under this ARTICLE IX with respect to a Claim shall be reduced by the amount of any payment received by such Indemnified Party (or an Affiliate thereof), with respect to the Damages to which such Claim relates, from an insurance carrier.  An Indemnified Party shall use reasonable efforts to pursue, and to cause its Affiliates to pursue, all insurance claims to which it may be entitled in connection with any Damages it incurs, and the parties shall cooperate with each other in pursuing insurance claims with respect to any Damages or any indemnification obligations with respect to Damages; provided, that the Indemnifying Party shall be under no obligation to any Indemnified Party to purchase or maintain any insurance policy to comply with this Section 9.7(b).  If an Indemnified Party (or an Affiliate) receives any insurance payment in connection with any Claim for which it has already received an indemnification payment from the Indemnifying Party, it shall pay to the Indemnifying Party, within thirty (30) days of receiving such insurance payment, an amount equal to the excess, if any, of:  (i) the amount of the insurance payments received (but only to the extent of indemnification payments previously received in connection with such claim) over (ii) the sum of any increased insurance premiums payable by the Indemnified Party as a result of such insurance claim plus the amount of Damages with respect to such Claim which the Indemnified Party has become entitled to receive under this ARTICLE IX.

(c)           The amount of Damages recoverable by an Indemnified Party under this ARTICLE IX with respect to a Claim shall be reduced to take into account any net Tax savings reasonably expected to be received by the Indemnified Party resulting from such Damages and increased to take into account any net Tax costs reasonably expected to be incurred by the Indemnified Party resulting from any payment for indemnification under this ARTICLE IX.  In computing the amount of any such Tax savings and costs, the Indemnified Party shall be deemed to recognize all other income gain, loss, deduction, or credit before recognizing any item arising from the incurrence or payment of any Damages subject to indemnification.

ARTICLE X
MISCELLANEOUS

10.1.           Entire Agreement.  This Agreement, together with its schedules and exhibits, the Confidentiality Agreement, and all other Ancillary Agreements, documents and instruments to be delivered in connection herewith, contain the entire understanding of the parties with respect to the subject matter hereof and supersede any and all prior discussions, negotiations, understandings, proposals, undertakings or agreements, either oral or written.  Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any other party, or by anyone acting on behalf of any party, that are not embodied herein or in the Confidentiality Agreement, and all other Ancillary Agreements, documents and instruments to be delivered in connection herewith, and that no other agreement, statement, or promise with respect to the subject matter of this Agreement that is not contained herein or therein shall be valid or binding.

10.2.           Amendment and Waiver.

(a)           No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  The remedies provided for herein are, subject to Sections 9.2(d) and 9.7, cumulative and are not exclusive of any remedies that may be available to any party at Law, in equity or otherwise.

(b)           Except as otherwise specifically set forth in this Agreement, this Agreement may be amended by the parties at any time, whether before or after the Stockholder Approval has been obtained; provided, however, that, after the Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by stockholders of either party, without the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

(c)           Except as otherwise specifically set forth in this Agreement, any amendment, supplement or modification of or to any provision of this Agreement and any waiver of any provision of this Agreement shall be effective (i) only if it is made or given in writing and signed by Parent and the Company (or, if after the Closing, the Representative) or, in the case of a waiver, by the party granting the waiver (or such party's attorney-in-fact) and (ii) only in the specific instance and for the specific purpose for which made or given.

10.3.           No Third-Party Beneficiaries.  Except as otherwise provided in this Agreement, including with respect to the present and former director and officers of the Company who may benefit from the provisions of Section 5.7 of this Agreement and for the Indemnified Parties, this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties and such successors and assigns, any legal or equitable rights hereunder.  Prior to the Closing, the Company shall have the right to pursue damages on behalf of the Company Holders in the event of Parent or Acquisition Sub's breach or wrongful termination of this Agreement, which right is hereby acknowledged by Parent and Acquisition Sub.

10.4.           Assignment.  No party hereto shall assign or otherwise transfer this Agreement or any of its rights hereunder, or delegate any of its obligations hereunder, without the prior written consent of the other parties hereto (except the Representative, to a successor Representative, in the case of appointment of a successor Representative pursuant to Section 8.1(d)).  Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon the parties hereto, and each of their respective successors, heirs and permitted assigns.

10.5.           Waivers.  No waiver by any party, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of the party's rights under such provisions at any other time or a waiver of the party's rights under any other provision of this Agreement.  No failure by any party to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party's right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by the other party.  To be effective any waiver must be in writing and signed by the waiving party (or such party's attorney-in-fact).

10.6.           Governing Law; Venue.

(a)           This Agreement shall be governed by the Laws of the State of New York, except for matters within the scope of the DGCL, which shall be governed thereby, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York, the State of Delaware or any other jurisdictions) that would cause application of the Laws of any jurisdiction other than the State of New York or the DGCL as the case may be.

(b)           Each party, by its execution hereof, and each Company Holder (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York state court sitting in New York, New York, United States of America for the purpose of any Action between the parties arising in whole or in part under or in connection with this Agreement, (ii) hereby waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence, a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(c)           Each party waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(d)           Each party hereby (i) consents to service of process in any Action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York Laws, (ii) agrees that service of process made in accordance with clause (i) of this Section 10.6(d) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.11, will constitute good and valid service of process in any such Action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or (ii) of this Section 10.6(d) does not constitute good and valid service of process.

10.7.           Specific Performance.  The rights and remedies of the parties hereto shall be cumulative.  The transactions contemplated by this Agreement are unique transactions and any failure on the part of any party to complete the transactions contemplated by this Agreement on the terms of this Agreement will not be fully compensable in damages and the breach or threatened breach of the provisions of this Agreement would cause the other parties hereto irreparable harm.  Accordingly, in addition to and not in limitation of any other remedies available to the parties hereto for a breach or threatened breach of this Agreement, the parties shall be entitled to specific performance of this Agreement and an injunction restraining any such party from such breach or threatened breach, it being understood, for the avoidance of doubt, that neither Parent nor the Company shall be entitled to receive both the Company Termination Fee or Parent Termination Fee, respectively, and the remedy of specific performance to cause the completion of the merger.

10.8.           Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED

TRANSACTIONS, AND SUCH PROCEEDING WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

10.9.           Interpretation.  The schedules and exhibits attached hereto are an integral part of this Agreement.  All schedules and exhibits attached to this Agreement are incorporated herein by reference and all references herein to this "Agreement" shall mean this Agreement together with all such schedules and exhibits.  When a reference is made in this Agreement to Sections, subsections, schedules or exhibits, such reference shall be to a Section, subsection, schedule or exhibit to this Agreement unless otherwise indicated.  The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation."  The word "herein" and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article.  The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction.  Certain sections of the Disclosure Schedule contain disclosures which include more information than is required by the Sections of the Agreement to which such sections relate and such additional disclosure shall not be deemed to mean that such information is required by such related Sections of the Agreement (for example, the fact that a Section of the Agreement calls for a listing of material agreements does not necessarily mean that any such agreement listed on the related Section of the Disclosure Schedule is material).  Headings have been inserted on the sections of the Disclosure Schedule for convenience of reference only and shall to no extent have the effect of amending or changing the express description of the sections of the Disclosure Schedule as set forth in this Agreement.  Any deductible or de minimis claim amounts set forth in ARTICLE IX shall not be construed in any way to define the general use of the term "material" or like phrases.  Materials filed publicly by the Company with the U.S. Securities and Exchange Commission shall be deemed "made available" or "provided" to the Parent, as applicable, whether or not such materials were also posted in a separate data room.

10.10.           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

10.11.           Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier providing evidence of delivery or by registered or certified mail, postage prepaid, return receipt requested, at the following addresses or sent by facsimile, with confirmation received, to the facsimile number specified below:

If to Parent or Acquisition Sub:	Acorda Therapeutics, Inc. 420 Saw Mill River Road Ardsley, NY 10502 Attn: Ron Cohen, M.D. Attn: Jane Wasman, Esq. Facsimile: (914) 606-9737

With copies to:	Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 Attn: James C. Woolery, Esq. Attn: Christopher T. Cox, Esq. Attn: Ira J. Schacter, Esq. Facsimile: 212-504-6666

If to the Company:	Civitas Therapeutics, Inc. 190 Everett Avenue Chelsea, MA 02150 Attn: Mark Iwicki Facsimile: 617-884-3990

With copies to:	Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 Attn: Marc A. Rubenstein, Esq. Attn: Steven A. Wilcox, Esq. Facsimile: 617-951-7050

If to the Representative:	Shareholder Representative Services LLC 1614 15th Street, Suite 200 Denver, CO 80202 Attn: Managing Director Facsimile: (303) 623-0294

With copies to:	Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 Attn: Marc A. Rubenstein, Esq. Attn: Steven A. Wilcox, Esq. Facsimile: 617-951-7050

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith.  All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the date of delivery as indicated by the evidence of delivery furnished by the courier when sent, (c) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted, and (d) in the case of facsimile, on the date of delivery (if confirmed by machine generated receipt).

10.12.           Representation by Counsel.  Each party hereto acknowledges that it has been advised by legal and any other counsel retained by such party in its sole discretion.  Each party acknowledges that such party has had a full opportunity to review this Agreement and all related exhibits, schedules and ancillary agreements and to negotiate any and all such documents in its sole discretion, without any undue influence by any other party hereto or any third party.

10.13.           Legal Representation and Post-Closing Privilege.

(a)           Ropes & Gray LLP (the "Seller Counsel") has acted as legal counsel to the Company, and each of Parent, Acquisition Sub and the Surviving Corporation agrees that after the Closing, Seller Counsel may act as legal counsel to the Representative after the Closing in future matters, including in connection with matters, obligations or disputes (including any litigation, arbitration, mediation, claim or proceeding) arising under or related to (i) this Agreement, (ii) the Escrow Agreement and any other agreements entered into pursuant to or contemplated by this Agreement (such agreements, together with this Agreement, being referred to herein as the "Relevant Agreements") and (iii) the transactions contemplated by the Relevant Agreements (the "Transactions").

(b)           Each of Parent, Acquisition Sub and the Surviving Corporation hereby (i) agrees that Seller Counsel may represent the Representative after the Closing, (ii) consents to the disclosure by Seller Counsel to the Representative, at any time, of any information learned by Seller Counsel in the course of its representation of the Company, whether or not such information may otherwise be subject to the attorney-client privilege or any duty of confidentiality, and (iii) waives and agrees to cause its Subsidiaries and other Affiliates to waive, any conflict of interest that may arise from or relate to Seller Counsel representing the Representative after the Closing including in connection with any negotiation, litigation, arbitration, mediation or other proceeding arising under or related to the Relevant Agreements or the Transactions.  The Parent and its Affiliates (including, after the Closing, the Surviving Corporation) will not seek to have Seller Counsel disqualified from representing the Representative whether or not such representation may relate to the Company, the Relevant Agreements, the Transactions or any matter or dispute that may arise under or in connection with the Relevant Agreements or the Transactions and notwithstanding (x) whether the interests of the Representative may be directly adverse to the interests of the Parent and the Surviving Corporation after the Closing or (y) whether such representation may be substantially related to Seller Counsel's representation of the Company prior to the Closing.

(c)           From and after the Closing, all pre-Closing communications between the Company Holders, the Company or any of their respective officers, employees, partners, members, directors or Affiliates, on the one hand, and Seller Counsel, on the other hand with respect to the Relevant Agreements and the Transactions (the "Pre-Closing Confidential Communications"), shall be deemed to be attorney-client confidences that belong solely to the Representative (and not to the Surviving Corporation).  All books, records and other materials of the Company in any medium (including electronic copies) containing or reflecting any of the Pre-Closing Confidential Communications or the work product of legal counsel with respect thereto, including any related summaries, drafts or analyses, and all rights with respect to any of the foregoing, solely to the extent of the Pre-Closing Confidential Communication, are hereby assigned and transferred to the Representative effective as of the Closing.  Such material and information shall be excluded from the transfer contemplated by this Agreement and shall be distributed to the Representative immediately prior to Closing with no copies thereof retained by Parent or the Surviving Corporation or any of their respective Affiliates or representatives.  From and after the Closing Parent and the Surviving Corporation shall use commercially reasonable efforts to maintain the confidentiality of all such material and information.  From and after the Closing, none of Parent, the Surviving Corporation, or any of their respective Affiliates and representatives shall access or in any way, directly or indirectly, use or rely upon any such materials or information.  To the extent that any such materials or information are not delivered to the Representative they will be held for the benefit of the Representative, and Parent, the Surviving Corporation and their respective Affiliates will use commercially reasonable efforts to deliver all such material and information to the Representative promptly upon discovery thereof, without retaining copies thereof.  From and after the Closing, neither the Representative nor Seller Counsel shall have any duty to reveal or disclose to Parent, Surviving Corporation, or any of their respective Affiliates (and Parent, the Surviving Corporation and their respective Affiliates will not have any right to access or review) the Pre-Closing Confidential Communications by reason of any attorney-client relationship between Seller Counsel and the Company or otherwise.  To the extent that files of Seller Counsel in respect of its representation of the Company in connection with the Relevant Agreements and the Transactions constitute property of the client, all property rights thereto are hereby assigned and transferred to the Representative effective as of the Closing.

(d)           From and after the Closing, the Representative shall have the exclusive power to control the disclosure of the Pre-Closing Confidential Communications and, in its sole discretion, to assert or waive any attorney-client privilege or expectation of client confidence with respect thereto.  Each of Parent and the Surviving Corporation waives and agrees not to assert against the Representative any attorney-client privilege or confidentiality obligation with respect to the Pre-Closing Confidential Communications.  If and to the extent that at any time after Closing Parent, the Surviving Corporation or any of their respective Affiliates has the right to assert or waive an attorney-client privilege with respect to any Pre-Closing Confidential Communications, Parent and Surviving Corporation shall not waive (and shall cause their respective Affiliates not to waive) such privilege without the prior written consent of the Representative.

(e)           Notwithstanding the foregoing provisions of this Section 10.13, in connection with any post-Closing dispute between Parent, the Surviving Corporation or any Affiliate thereof on the one hand and a third party other than the Representative on the other hand which dispute does not relate to the Relevant Agreements or the Transactions, the Representative will, upon the request and at the cost of Parent, take reasonable steps to assert or permit the Surviving Corporation to assert the attorney-client privilege to prevent disclosure by Seller Counsel to such third party of confidential attorney-client privileged communications between the Company and Seller Counsel that occurred prior to Closing; provided, however, that (x) the Surviving Corporation may not disclose such information or seek any waiver of or purport to waive such privilege without the prior written consent of the Representative, not to be unreasonably withheld conditioned or delayed, and (y) the Representative may waive such privilege or disclose such information to the extent they determine in good faith that such waiver or disclosure is appropriate to maintain their rights, or reduce their potential liability, under the Relevant Agreements.

(f)           Notwithstanding anything to the contrary herein, the ownership of, and the right to assert or waive the attorney-client or any other applicable privileges with respect to all other pre-closing confidential communications between the Company and its Subsidiaries and its internal or external counsel (and any attorney work product prepared by such counsel in connection therewith), other than those constituting Pre-Closing Confidential Communication, shall remain with the Surviving Corporation  upon consummation of the transactions contemplated hereunder.

(g)           Each of Parent and the Surviving Corporation hereby acknowledges and confirms that it has had the opportunity to review and obtain adequate information regarding the significance and risks of the waivers and other terms and conditions of this Section 10.13, including the opportunity to discuss with counsel other than Seller Counsel such matters and reasonable alternatives to such terms.  This Section 10.13 is for the benefit of the Company Holders, the Representative and Seller Counsel. Seller Counsel is an intended third party beneficiary of this Section 10.13, and no term of this Section 10.13 may be amended, waived, revoked or modified, without the prior written consent of Seller Counsel and the Representative.

(h)           Notwithstanding the foregoing, any such attorney-client privilege, attorney work product protection and client confidence shall also belong to and also be controlled by the Surviving Corporation (and not heretofore waived by the Surviving Corporation) and shall be deemed passed to and claimed by the Surviving Corporation after the Closing to the extent any such attorney-client privilege, attorney work product protection or client confidence is required to be waived or otherwise required to be similarly released by any Governmental Authority, under applicable Laws or pursuant to any Judgment, and, in any such case, the Surviving Corporation and its Affiliates shall not be in breach or violation of any provision of this Agreement  or any Ancillary Agreement for providing any information, documents, communications or client confidences to any Governmental Authority in response to and subject to the requirements of, and limitation in, the foregoing.

10.14.           Construction.  The parties have participated jointly in the negotiations and drafting of this Agreement and in the event of any ambiguity or question of intent or interpretation, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

10.15.           Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.16.           Counterparts.  This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of all parties, but all of which counterparts when taken together will constitute one and the same agreement.  Facsimile signatures shall constitute original signatures for all purposes of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:

ACORDA THERAPEUTICS, INC.

By:	/s/ Ron Cohen

Name:	Ron Cohen

Title:	President and CEO

ACQUISITION SUB:

FIVE A ACQUISITION CORPORATION

By:	/s/ Jane Wasman

Name:	Jane Wasman

Title:	President

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

CIVITAS THERAPEUTICS, INC.

By:	/s/ Mark T. Iwicki

Name:	Mark T. Iwicki

Title:	President and CEO

REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Representative

By:	/s/ Sam Riffe

Name:	Sam Riffe

Title:	Senior Director